Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2020 Q1

TELUS Corporation — Management’s discussion and analysis — 2020  Q1

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  The COVID-19 pandemic including its impacts on our customers, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through we offer them.

•                  Regulatory decisions and developments including changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this Management’s discussion and analysis (MD&A), such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government targeting a 25% price reduction in wireless plans using between two to six GB of data over a two year period by the national wireless carriers; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over telecommunications; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost and availability of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans recently launched, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in our TELUS International customer care and business services given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•                  Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•                  Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; investments in network resiliency and reliability; including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions currently expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•                  Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, the level of our employee engagement, and the health of our team.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with the COVID-19 pandemic and our response to it, which may add to our accentuate these factors.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2019 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

May 7, 2020

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2020
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

Copyright © 2020 TELUS Corporation. All rights reserved. Certain products and services named in this report are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

1.              Introduction

The forward-looking statements in this section are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period ended March 31, 2020, and should be read together with our March 31, 2020, condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on May 7, 2020.

In this MD&A, unless otherwise indicated, results for the first quarter of 2020 (three-month period ended March 31, 2020) are compared with results for the first quarter of 2019 (three-month period ended March 31, 2019).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations.

COVID-19

In January 2020, reports began to emerge about an outbreak of a new virus in Wuhan, China. By January 30, 2020, the World Health Organization (WHO) had declared that the virus had created a global health emergency. On March 11, 2020, the WHO characterized the outbreak as a pandemic. The pandemic continues to significantly impact public health and global economies, including Canada’s. Due to the highly contagious nature of COVID-19 and the absence to date of a vaccine or cure, it is impossible to predict the future spread of the virus. The impact of the pandemic is continuously and rapidly changing, and length and the time to recovery are not currently able to be estimated. Our focus has been on keeping Canadians connected and the safety and well-being of our team members, our customers and our communities.

In Canada, by the end of March 2020, each province and territory had either declared a state of emergency or a public health emergency and we are leveraging our world-leading technology and solutions to support global efforts to reduce the risk of transmission. Internationally, governments in various jurisdictions, including those in which we operate, issued mandatory orders to close operations. While the nature of the pandemic and uncertainty of its magnitude is continuously changing, we remain focused on our customers first priority, the welfare of our team and our fiduciary obligations to our shareholders and debtholders, underpinned by our commitment to our social purpose. We are proactively partnering with our customers, businesses, local governments and healthcare institutions to offer our support and develop solutions where they are most needed. As part of our social purpose culture, we are working with our communities by providing financial support and free devices to vulnerable citizens and to those whose schools have closed in B.C., Alberta and Quebec. We have taken a range of measures to ensure the safety of our team members, including leveraging our Work Styles® program where approximately 95% of our domestic team members are working from home, while approximately 85% of our TELUS International team have been enabled to work to support customers from home and in other modified work locations. Front line team members, including those directly impacted by store closures, have been redeployed into other areas of the business requiring additional support.

We moved quickly to protect the health and safety of our customers and team. We activated our Emergency Management Operating Committee (EMOC) on March 4, 2020. The EMOC has been meeting frequently and at regular intervals and provides reports to the Executive Team since, leveraging the expertise of our Medical Advisory Council.

Impacts to our financial condition and results of operations

Wireless voice calls have increased by approximately one-half since the COVID-19 pandemic. Our network has experienced traffic increases of more than one-third above normal usage, largely coinciding with major events including news conferences. Short message service (SMS) traffic has increased by one-third and Multimedia message service (MMS) traffic has increased by one-half. Additionally, home internet usage has increased by approximately one-quarter. Despite the increased traffic volumes, we are keeping our customers connected and providing them with a reliable, fast and consistent experience on our wireless and wireline broadband network, in both urban and rural communities across the country. Our country’s leading network performance throughout the pandemic was confirmed by U.K.-based Opensignal in their April 2020 report, Mobile Experience during the COVID-19 pandemic: 4G Download Speed, which noted that Canada’s networks held up extremely well under the demands of the COVID-19 pandemic.

As we remain committed to supporting Canadians during this challenging time, we are implementing a number of customer measures to assist our consumer and small business customers who have been hurt financially by the pandemic (herein referred to as COVID-19 Customer Measures). Specifically, we have offered flexible payment options, deferred all planned pricing increases, extended promotional periods, delayed suspensions, cancellations and write-offs for our customers who are in collections, accepted payment arrangements, temporarily waived fees related to internet data usage in excess of contracted maximums on home internet; and temporarily waived wireless roaming fees. In addition, we have provided an expanded selection of  free family and informational channels on our Optik TV® service, including free previews of educational content for youth in partnership with Microsoft, and content spanning health and wellness as well as technology “how to” videos.

For families enrolled in our Internet for Good™ program, we have provided two months of free service to all families. Additionally, our Mobility for Good™ program donated over 10,000 devices and tablets, many with $0 rate plans, to enable vital connections for those who need them the most, including COVID-19 patients, isolated seniors and vulnerable Canadians. We also expanded our Mobility for Good program to hospital workers, providing a credit for two months of wireless service to frontline healthcare workers at select hospitals in the areas across the country that have been significantly impacted by the COVID-19 pandemic.

Our TELUS Business Solutions team is supporting businesses in their transition to assisting our customers with virtual support. We shared our pandemic planning framework with more than 500,000 of our business customers at private and public sector organizations, which allows them to leverage the effort and research completed by our team and medical experts. We also extended the advice and guidance of our dedicated Medical Advisory Council to our business customers. In addition, we introduced an offer for small business customers through our TELUS Secure Business security solution, which provides a $1,000 equipment credit and three months of free service.

Nonetheless, our near-term operations and financial condition has been impacted by the COVID-19 pandemic and we expect the impacts to continue into the second half of 2020. Both revenue and earnings before interest, income taxes, depreciation and amortization (EBITDA) are expected to be negatively impacted as well as operational metrics that may be impacted. We are taking steps to mitigate the negative effects including cash flow of the pandemic.

During these unprecedented times, we have experienced significant incremental demand for certain of our products and services due to physical distancing being imposed to varying degrees worldwide and supported through our efforts to protect our team members and customers. Our wireless and wireline broadband network technology is an essential service, with Canadians increasingly relying on this connectivity to stay connected, informed and entertained at home. Our leading performance, in terms of speed, reliability, coverage, latency and the management of traffic volumes, reinforces the efficacy of the prescient investments we have made in TELUS PureFibre and 5G technology. Our technology teams continue to focus on maintaining stability and reliability across all our network technologies. While physical distancing has affected our normal mode of operations, which is expected to negatively affect revenue growth of certain other products and services, we are adapting our go-to-market strategy and implementing innovative solutions to continue supporting our customers, such as touchless in-store experiences, virtual installations and repairs, and leveraging our digital footprint. We are also deploying our digital health technology, including telemedicine and virtual care, to support our public health system and the welfare of our citizens and communities. As well, some planned capital expenditure activity has been deferred due to customer requests and/or temporary inability to access work sites, but we have redirected certain capital expenditures to enhance network capacity to ensure Canadians can remain connected to the people, information and resources that matter most to them.

With respect to our wireless segment, we have experienced decreases in roaming revenues with the closure of borders and corresponding decline in customer travel, as well as with our current decision to waive fees for customers who remain outside of Canada to ensure they are kept connected to the people and information they need. We expect declines in roaming revenue to persist throughout the pandemic as border closures remain and decreases in customer travel continue.

Due to the wide range of possible COVID-19 pandemic outcomes and uncertainty with regards to the length of the pandemic and government policies in place to limit the spread of COVID-19, the impact on future operations cannot be accurately forecasted as of the date of this MD&A.

Impacts to demand for our products and services

As described above, our network traffic has significantly increased since the pandemic. We are currently assessing the revenue and EBITDA impacts of this incremental traffic, however a significant amount of our customers have nationwide unlimited talk and text plans. We have waived a number of fees as noted by COVID-19 Customer Measures above.

We expect wireless gross additions, customer renewals and churn of mobile phones to decrease for the duration of the pandemic due to significant store closures but we continue to adjust our operations and have seen increased demand across our digital assets, including to support the purchase of new devices, migrations to electronic billing and increased activity on the MyTELUS mobile app. Consistent with lower gross additions, our cash outlays for mobile phones will correspondingly decrease with lower equipment financing or subsidies. While we expect the number of wireline installations may decrease in addition to lower expected churn of our wireline products, we continue to evolve our operations and supporting our customers virtually. With respect to small and medium-sized business (SMB), we expect lower contribution from our business customers as SMB enterprises close and/or reduce their operations.

For TELUS Health, operations were negatively impacted by the temporary closure of our Medisys Health Group (Medisys) and Copeman Healthcare centre (Copeman) clinics, while we have seen increased demand for virtual care solutions. With the introduction of virtual fee codes by every provincial government to enable remote patient care during the COVID-19 pandemic, TELUS Health launched video visit functionality integrated with TELUS electronic medical records (EMR). This new feature is enabling 26,000 Canadian doctors on a core TELUS EMR solution to conduct virtual visits with their patients. We are also seeing increased demand for our one-on-one virtual health solutions, with increased adoption of Akira by TELUS Health by provincial and business customers as well as increased demand for Babylon by TELUS Health. This increased demand has accelerated the adoption of these virtual care solutions. We are also seeing increased demand for home health monitoring (HHM) solutions with certain provinces, as well as increased demand for our LivingWell Companion and DirectAlert by TELUS Health, enabling Canadians to access 24/7 emergency support.

For our TELUS International (Cda) Inc. (TI) customer care and business services, operations were impacted by government announcements that resulted in the closure of certain centres, particularly those delivered through our locations in the Philippines and Central America. Despite these closures, our TI teams continue to enable team members to Work Styles, with approximately 85% enabled to work to support customers from home and in other modified work locations, while we continue to shift demand to other centres in other countries less impacted. TI expects to be negatively impacted from certain industries such as travel and hospitality, as their clients in those industries face reduced demand for their products and services. However, TI clients in the games and media industries anticipate higher demand for services such as content moderation, due to an overall increase in online activity.

Impacts to our capital and financial resources, overall liquidity position and outlook

We have a strong liquidity position. Our February 2020 equity offering, described in Section 1.3, was successful. Our access to capital has not been materially impacted by the COVID-19 pandemic. Our credit facilities have not changed and are not reasonably likely to change. We had liquidity of over $3.2 billion at March 31, 2020, comprised of cash and temporary investments of approximately $1.1 billion, TELUS Corp. credit facility of approximately $1.8 billion and our trade receivables securitization program of $0.4 billion. Also at March 31, 2020, we could offer $500 million of debt or equity securities pursuant to a shelf prospectus that is in effect until August 2022. Our sources and uses of cash have not been materially impacted and our next TELUS Corporation notes mature in January 2021 (3.60% Series CM Notes totalling $400 million outstanding) followed by the second 2021 maturity in April (3.20% Series CO Notes totalling $500 million outstanding) and last 2021 maturity in June (TELUS Communications Inc. 10.65% Debentures, Series 3 totalling $175 million outstanding). There is no material uncertainty about our ongoing ability to meet the covenants of our TELUS Corporation credit agreements. Our TELUS International (Cda) Inc. subsidiary continues to forecast being in compliance with its leverage ratio under its bank facility and will take appropriate mitigating actions if necessary. At March 31, 2020, our fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) was 89%, the average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was approximately 12.3 years, and the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.92% (see section 7.5 Liquidity and capital resource measures).

COVID-19 effect on assets and ability to timely account for those assets

We do not expect the COVID-19 pandemic to affect our ability to account for our assets on a timely basis. We do expect to experience delays in collection of accounts receivable as the COVID-19 pandemic is expected to create financial hardships on many of our customers. As part of our social purpose, we recognize these challenges our customers are facing and to help alleviate some of this pressure, we implemented a number of COVID-19 Customer Measures as noted previously. While we expect a need for increased allowance for doubtful accounts, however, we do not expect this amount to be material in the aggregate. We will continue to work with our customers that require hardship assistance to set appropriate payment options in addition to government programs that are intended to support those financially impacted. Various levels of government to which we remit funds have deferred short-term payment requirements for certain items which will result in atypical decreases in some prepaid assets and increases in some liabilities in the short-term as most are expected to be paid in the second half of 2020. We do not expect significant changes in judgments in determining the fair value of assets.

Material impairments

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and our accounting policy is that we, at a minimum, perform this test annually in December. When we perform the test, the recoverable amounts of the cash-generating units’ assets are determined based on a fair value less costs of disposal calculation. As of the date of this MD&A, the COVID-19 pandemic has not materially changed our cash flow projections or key assumptions and there are no other indicators of impairment, so, as a result, we have not tested and compared the carrying values of our cash-generating units with their recoverable amounts subsequent to the December 2019 test.

Maintenance of operations

The health and safety of our employees and our customers is our top priority. Our Work Styles program, which has been in place since 2010, has provided employees with flexible work options, both in and out of the office, to support the balance between work and personal life. As a result, when the COVID-19 pandemic struck, we were well-prepared, with a substantial portion of our team, being equipped to work from home. Currently, approximately 95% of all domestic team members are working from home, including approximately 99% of our domestic call centre team members, without a loss of continuity of business as we amplified our virtual private network (VPN) capabilities. As discussed above, we have also enabled approximately 85% of our international team members to work to support customers from home and in other modified work locations. Strict hygiene and physical distancing standards are being practised for the remaining employees who continue to work at TELUS premises or in a customer-facing role, both domestically and internationally. Employees responsible for financial reporting systems, internal controls over financial reporting, and disclosure controls and procedures were equipped to work from home with the Work Styles program prior to the COVID-19 pandemic, and as such, we do not expect any substantive changes to the controls and procedures.

We have been recognized as an essential service by the federal government and various provincial governments. These designations will allow us to continue to provide essential services in the face of restrictions on retail operations. As part of our team’s commitment to spirited teamwork, more than 500 retail team members volunteered to work at our essential stores. For those employees who are customer-facing and unable to work from home, we have supplied the appropriate personal protective equipment as well as redeployed team members into other areas of the business requiring additional support. Through our virtual technician model, we leave sanitized equipment at a customer’s door and, through a smartphone, guide the customer through an installation process so the technician does not need to enter a customer’s premises.

Business continuity plans

For many years, we have had, and continue to have, business continuity plans in place, including an established EMOC which includes representatives of all of our business units. Our EMOC had been monitoring COVID-19 prior to it being characterized as a pandemic. As COVID-19 progressed, in early March 2020, the EMOC was activated to a heightened state of readiness. The EMOC meets frequently and at regular intervals and provides daily briefs to our Executive Team. We do not foresee requiring material expenditures to implement our business continuity plans and do not face any material resource constraints in implementing our plans.

Supply chain and methods of distribution

We made the decision to close approximately 90% of our conventional retail stores for an indeterminate period. The remaining 10% of stores are open for essential customer support and are operating with reduced hours. However, we are successfully leveraging our digital capabilities which are being used as our primary sales channel. Given the challenges that our suppliers may have in sourcing their materials, and their historic disposition to launch iconic devices at certain times of the year, there may be delays to the launches of their latest devices, which would negatively impact our future equipment revenues.

We do not expect the anticipated impact of the COVID-19 pandemic to materially change the relationship between our costs and revenues.

Constraints or other impacts on human capital resources and productivity

To the extent practicable, retail employees who have been impacted by store closures have been redeployed to other areas of our business where we have seen an increased need for customer support, including our call centre operations. To help support our employees’ mental well-being during the pandemic, we implemented an online COVID-19 hub, which is a virtual gathering place for employees to learn, connect, work and be well together.

TELUS International has been impacted by government-mandated site closures in some countries. To the extent possible, work from those sites that are subject to a government-mandated closure has been redistributed to less-impacted locations. TELUS International also has a significant, and increasing, proportion of its workforce using our Work Styles program in every country in which it operates, therefore enabling it to serve the majority of its customers without service interruptions.

Travel restrictions and border closure impacts

Thanks to the effectiveness of our technology in bridging geographic divides, travel restrictions and border closures are not expected to have a material impact on our ability to operate or achieve business goals. For example, our 2020 annual general meeting of shareholders will be held in a virtual-only format via a live webcast.

1.3 Consolidated highlights

Competence Call Center acquisition

On January 31, 2020, TI completed the acquisition to acquire 100% of Competence Call Center (CCC) for approximately $1.3 billion (€915 million), less debt assumed. CCC specializes in high-quality call centre solutions and content moderation through 28 languages.

Two-for-one share split completed

On February 13, 2020, we announced a subdivision of our Common Shares on a two-for-one basis (two-for-one share split). On March 17, 2020, TELUS shareholders received one additional share for each share owned on the record date of March 13, 2020. All information pertaining to shares and per-share amounts in this MD&A for periods before March 17, 2020, reflects retrospective treatment of the share split.

Equity offering

On February 26, 2020, we issued 57,500,000 Common Shares at a price of $26.00 for total gross proceeds of $1,495,000,000. Proceeds of the offering will be used for general corporate purposes, including funding growth opportunities, capital expenditures and the reduction of indebtedness.

Consolidated highlights

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2020	2019	Change
Consolidated statements of income
Operating revenues	3,694	3,506	5.4%
Operating income	684	762	(10.2)%
Income before income taxes	492	594	(17.2)%
Net income	353	437	(19.2)%
Net income attributable to Common Shares	350	428	(18.2)%
Adjusted Net income[1]	400	453	(11.7)%

Earnings per share (EPS) ($)
Basic EPS	0.28	0.36	(22.2)%
Adjusted basic EPS[1]	0.32	0.38	(15.8)%
Diluted EPS	0.28	0.36	(22.2)%
Dividends declared per Common Share ($)	0.29125	0.27250	6.9%

Basic weighted-average Common Shares outstanding (millions)	1,248	1,201	3.9%
Consolidated statements of cash flows
Cash provided by operating activities	1,177	790	49.0%

Cash used by investing activities	(1,959)	(962)	103.6%
Acquisitions	(1,104)	(162)	n/m
Capital expenditures[2]	(665)	(646)	2.9%

Cash provided by financing activities	1,305	346	n/m
Other highlights
Subscriber connections[3] (thousands)	15,270	14,057	8.6%
EBITDA[1]	1,409	1,379	2.2%
Restructuring and other costs[1]	60	36	66.7%
Adjusted EBITDA[1,4]	1,475	1,415	4.2%
Adjusted EBITDA margin[1] (%)	39.9	40.4	(0.5	)pts.
Free cash flow[1]	545	153	n/m
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	3.13	2.84	0.29

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

(2)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(3)         The sum of active mobile phone subscribers, mobile connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total subscriber connections. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Security Services Canada, Inc. (ADT Canada) (acquired on November 5, 2019).

(4)         Adjusted EBITDA for the first quarters of 2020 and 2019 exclude restructuring and other costs (see Section 11.1 for restructuring and other costs amounts). For the first quarter of 2020, Adjusted EBITDA excludes non-recurring losses and equity losses related to real estate joint ventures.

Operating highlights

•                  Consolidated operating revenues increased by $188 million in the first quarter of 2020:

Service revenues increased by $225 million in the first quarter of 2020, due to growth in wireline data services revenue and wireless network revenue. This growth was partly offset by the impacts of the COVID-19 pandemic and the ongoing declines in wireline legacy voice and legacy data service revenues.

Equipment revenues decreased by $51 million in the first quarter of 2020, reflecting lower wireless contracted volumes related to COVID-19 pandemic impacts, in addition to device financing programs, and a greater proportion of customers who brought their own device.

Other operating income increased by $14 million in the first quarter of 2020, primarily due to a decrease in the provision related to written put options in respect of non-controlling interests.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending on March 31, 2020, our total subscriber connections increased by 1,213,000, reflecting a 2.6% increase in mobile phone subscribers, a 25.4% increase in mobile connected device subscribers, a 5.9% increase in internet subscribers, a 5.2% increase in TV subscribers and an increase of 545,000 security subscribers, including the acquired 490,000 ADT Canada customers, partly offset by a 3.7% decline in residential voice subscribers.

Our mobile phone net additions were 21,000 in the first quarter of 2020, up 10,000 from the first quarter of 2019, driven by lower mobile phone churn, partly offset by lower mobile phone gross additions from less customer-switching activity between carriers and the indeterminate closures of certain conventional sales channels resulting from the COVID-19 pandemic. Mobile connected device net additions of 49,000 were flat in the first quarter of 2020. Our mobile phone churn rate was 0.94% in the first quarter of 2020, down from 1.02% in the first quarter of 2019, reflecting reduced switching activity between carriers due to the COVID-19 pandemic partially attributed to the indeterminate closure of certain conventional sales channels. (See Section 5.4 Wireless segment for additional details.)

Internet net additions were 26,000 in the first quarter of 2020, up 4,000 from the first quarter of 2019, due to continued net new demand from consumers and businesses, partly due to the launch of our unlimited home internet data program and TELUS Whole Home bundle. TV net additions were 8,000 in the first quarter of 2020, down 9,000 from the first quarter of 2019, mainly due to heightened competitive intensity and the changing landscape of increased streaming services. Our continued focus on expanding our addressable high-speed internet and Optik TV footprint, connecting more homes and businesses directly to fibre, diversifying our product offerings, and bundling these products and services together, as well as our ongoing focus on our customer service and reliability, contributed to combined internet and TV subscriber growth of 169,000 or 5.6% over the last 12 months. We had made TELUS PureFibre® available to approximately 71% of our broadband footprint by March 31, 2020. Security net additions were 15,000 in the first quarter of 2020, up 9,000 from the first quarter of 2019, reflecting strong organic growth. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income decreased by $78 million in the first quarter of 2020, reflecting increased depreciation and amortization, partly offset by increased EBITDA. Improved EBITDA reflects growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, higher EBITDA contribution from our organic TI and health businesses, as well as higher wireless network growth driven by a growing subscriber base. The improved EBITDA factors were partly offset by the impacts of the COVID-19 pandemic, declines in wireline legacy voice and legacy data services, higher non-labour-related restructuring and other costs, and non-recurring losses and equity losses related to real estate joint ventures.

EBITDA, which includes restructuring and other costs and non-recurring losses and equity losses related to real estate joint ventures, increased by $30 million or 2.2% in the first quarter of 2020.

Adjusted EBITDA, which excludes restructuring and other costs and non-recurring losses and equity losses related to real estate joint ventures, increased by $60 million or 4.2% in the first quarter of 2020, reflecting growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TI and health businesses, as well as higher wireless network revenue driven by a growing subscriber base. The improved Adjusted EBITDA factors were partly offset by the impacts of the COVID-19 pandemic, and declines in wireline legacy voice and legacy data services. (See Section 5.3 Consolidated operations for additional details.)

•                  Income before income taxes decreased by $102 million in the first quarter of 2020, as a result of lower Operating income, as noted above, and increased Financing costs. The increase in Financing costs resulted primarily from higher average long-term debt outstanding, in part attributable to the acquisition of spectrum licences and business acquisitions. (See Financing costs in Section 5.3.)

•                  Income taxes decreased by $18 million in the first quarter of 2020. The effective tax rate increased from 26.5% to 28.3% predominantly attributable to non-deductible expenses as well as a greater proportion of income earned in non-Canadian jurisdictions with higher income tax rates, partly offset by the revaluation of the deferred income tax liability for lower provincial corporate tax rates in Nova Scotia and Alberta.

•                  Net income attributable to Common Shares decreased by $78 million in the first quarter of 2020, as a result of the after-tax impacts of lower Operating income and increased Financing costs.

Adjusted Net income, which excludes the effects of restructuring and other costs, income tax-related adjustments, non-recurring losses and equity losses related to real estate joint ventures, decreased by $53 million or 11.7% in the first quarter of 2020.

Reconciliation of adjusted Net income

Three-month periods ended March 31 ($ millions)	2020	2019	Change
Net income attributable to Common Shares	350	428	(78)
Add (deduct):
Restructuring and other costs, after income taxes	47	25	22
Favourable income tax-related adjustments	(3)	—	(3)
Non-recurring losses and equity losses related to real estate joint ventures	6	—	6
Adjusted Net income	400	453	(53)

•                  Basic EPS decreased by $0.08 or 22.2% in the first quarter of 2020, as a result of the after-tax impacts of lower Operating income and increased Financing costs as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS, which excludes the effects of restructuring and other costs, income tax-related adjustments, non-recurring losses and equity losses related to real estate joint ventures, decreased by $0.06 or 15.8% in the first quarter of 2020.

Reconciliation of adjusted basic EPS

Three-month periods ended March 31 ($)	2020	2019	Change
Basic EPS	0.28	0.36	(0.08)
Add:
Restructuring and other costs, after income taxes, per share	0.04	0.02	0.02
Adjusted basic EPS	0.32	0.38	(0.06)

•                  Dividends declared per Common Share were $0.29125 in the first quarter of 2020, up 6.9% from one year earlier. The Board elected to declare a second quarter dividend of $0.29125 per share on our issued and outstanding Common Shares, payable on July 2, 2020, to shareholders of record at the close of business on June 10, 2020. The second quarter dividend increased by $0.01 per share or 3.6% from the $0.28125 per share dividend declared one year earlier. Given the uncertain magnitude, duration and potential outcomes of the COVID-19 pandemic, the Board determined that it would be prudent at this time to sustain the current dividend per share and defer any dividend increase until the release of our third quarter 2020 results in November.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs ratio was 3.13 times at March 31, 2020, up from 2.84 times at March 31, 2019, as the increase in net debt, partly attributed to the acquisition of spectrum licences and business acquisitions, exceeded the effect of the increase in EBITDA — excluding restructuring and other costs. As at March 31, 2020, the acquisition of spectrum licences increased the ratio by approximately 0.21 and business acquisitions over the last 12 months increased the ratio by approximately 0.35. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $387 million in the first quarter of 2020, largely attributable to decreased income tax payments, which mainly reflected a higher final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year, which did not recur to the same extent in the first quarter of 2020, other operating working capital changes, lower restructuring and other costs disbursements, net of expense and growth in EBITDA.

•                  Cash used by investing activities increased by $997 million in the first quarter of 2020, largely attributable to acquisitions. Acquisitions increased by $942 million in the first quarter of 2020 as we made larger cash payments for business acquisitions including our CCC acquisition on January 31, 2020. Capital expenditures increased by $19 million in the first quarter of 2020, primarily due to increased investments in our 5G network, in addition to investments to enhance systems reliability during the COVID-19 pandemic. We had made TELUS PureFibre available to approximately 71% of our broadband footprint by March 31, 2020. (See Section 7.3 Cash used by investing activities.)

•                  Cash provided by financing activities increased by $959 million in the first quarter of 2020, primarily reflecting our equity issue. (See Section 7.4 Cash provided by financing activities.)

•                  Free cash flow increased by $392 million in the first quarter of 2020, resulting primarily from decreased income tax payments, as there was a higher final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year; the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program; lower restructuring and other costs disbursements; and higher Adjusted EBITDA. The free cash flow increase in the first quarter of 2020 was partly offset by higher capital expenditures. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.              Core business and strategy

Our core business and our strategic imperatives were described in our 2019 annual MD&A.

3.              Corporate priorities for 2020

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. However, these priorities have been affected by the COVID-19 pandemic and we have had a focus on keeping Canadians connected and the safety and well-being of our team members, our customers and our communities (see Section 1.2 for further discussion on COVID-19 pandemic impacts.)The following table provides a discussion of activities and initiatives that relate to our 2020 corporate priorities.

Honouring our customers, communities and social purpose by our team delivering on our brand promise

•                  In January 2020, we were named to the Corporate Knights 2020 Global 100 Most Sustainable Corporations in the World for the eighth time since inception of the recognition in 2005.

•                  Throughout the first quarter of 2020, we continued to expand and enhance our Connecting for Good™ program portfolio to build stronger, more resilient communities and help those that need it the most.

•                  We launched seven new mobile Health for Good™ clinics across Canada — Surrey, Calgary, Edmonton, Mississauga-Brampton, Ottawa, Waterloo and Halifax. By March 31, 2020, we had supported more than 26,000 cumulative visits to our clinics, including close to 4,500 during the quarter.

•                  We repurposed six of our Mobile Health Clinics (MHC) to support COVID-19 response efforts, with our clinics operating as testing centres and assessment clinics in Halifax, Vancouver, Ottawa and Waterloo region, our MHC in Edmonton supporting their emergency isolation and quarantine shelter, and our Victoria MHC helping with street wellness checks and sharing health resources and information.

•                  We added over 5,500 new households to our Internet for Good program during the quarter, resulting in 61,000 cumulative low-income family members having access to low-cost, high-speed internet.

•                  We provided two months of free service to all low-income families enrolled in our Internet for Good program to help them manage the financial challenges associated with the COVID-19 pandemic.

•                  In April 2020, we expanded our Internet for Good program to schools in Alberta and B.C. to ensure all kindergarten to grade 12 students get high-speed internet access to continue learning from the safety of their home during the COVID-19 pandemic.

•                  We added over 1,500 vulnerable Canadians to our Mobility for Good program in the quarter, providing them with a free smartphone and data plan. Since program inception, close to 5,500 youth have benefitted from our program.

•                  During the quarter and up to April 30, 2020 under our Mobility for Good program, we donated over 10,000 devices and tablets, many with $0 rate plans — valued at $5 million — to over 225 not-for-profit organizations. This enabled at-risk individuals to sustain contact with health practitioners and social workers, while helping hospitalized patients and vulnerable seniors stay connected with family.

•                  In March 2020, the arm’s-length TELUS Friendly Future Foundation™, which we capitalized in 2018 with an initial $100 million donation, announced a $10 million commitment to help build public healthcare capacity through the COVID-19 crisis and beyond, including funding for new technology and equipment, such as ventilators, as well as increased support for food banks, elderly Canadians and mental health programs.

•                  We donated $500,000 to a research team from the Vancouver General Hospital and University of British Columbia Hospital Foundation to assist in the search for therapeutic antiviral treatments for COVID-19.

•                  We contributed a further $500,000, over and above a previous $5 million strategic investment fund commitment, to expedite completion of a first responder app, which will support the mental health and well-being of paramedics in B.C as well as youth across the province. This app is currently being expanded to all first responders and healthcare workers across Canada.

•                  We launched our #StayStrongStayConnected video in English and French on our social media handles, intended to share positive messages and keep everyone connected during the COVID-19 pandemic.

•                  We continued to offer free TELUS Wise® online workshops for youth, as well as a number of printable activity sheets that reinforce the importance of staying safe online. Over 25,000 Canadians participated in TELUS Wise workshops during the first quarter of 2020.

•                  We worked in partnership with Microsoft to integrate our TELUS Wise program into their free online learning platform Learn, Do and Share, which increases exposure of our TELUS Wise program.

Leveraging our broadband networks to drive TELUS’ growth and fuel our future

•                  In January 2020, we acquired a 28% basic equity interest in Miovision Technologies Incorporated (Miovision), with a view to advancing our Internet of Things (IoT) and smart cities strategy. Miovision is a developer of intelligent mobility systems and traffic management solutions for municipalities worldwide.

•                  In February 2020, TELUS was named the Best Gaming Internet Service Provider (ISP) for Canada 2020 according to the PCMag Gaming Quality Index.

•                  In Opensignal’s Mobile Network Experience Canada report released in February 2020, we were recognized as being number one for Video Experience, Download Speed Experience, Upload Speed Experience, Latency Experience and 4G Availability, and we tied for number one for Voice App Experience. Additionally, according to Opensignal’s Mobile Experience during the COVID-19 pandemic: 4G Download Speed issued on April 8, 2020, Canada’s speeds held up extremely well under the demands of the COVID-19 pandemic.

•                  We won two Speedtest Awards from Ookla for Canada’s Fastest Mobile Network and Canada’s Best Mobile Coverage for Q3-Q4 2019.

•                  In February 2020, we announced that we brought wireless connectivity to every community in B.C. with a population of 1,000 people or more. This significant milestone aligns with the federal government’s rural connectivity goals.

•                  Throughout the quarter, we made announcements regarding the connection of more homes and businesses to our TELUS PureFibre infrastructure, including:

•                  The Village of Belcarra, B.C.

•                  Lac La Biche County, Alberta, with construction scheduled to begin in 2021.

•                  In the report Canada: State of Mobile Networks April 2020 published by Tutela, we won three of the national awards for Core Consistent Quality, Download Throughput and Latency, and tied for Excellent Consistent Quality.

•                  We have reinforced our commitment to supporting Alberta and its economy by expediting capital investments in 2020.

Driving emerging opportunities to build scale in TELUS Health and TELUS Agriculture

•                  During the COVID-19 pandemic, both our Akira by TELUS Health and our Babylon by TELUS Health virtual care offerings have been significantly utilized, which helps to alleviate pressure on the in-person healthcare system. Video consultations from the safety of one’s own home decreases unnecessary visits to the emergency room, freeing up capacity to respond to the viral outbreak.

•                  In April 2020, TELUS Health announced it is enabling 26,000 Canadian family doctors to conduct virtual visits with their patients by integrating patient videoconferencing into its electronic medical records across Canada. This new feature allows physicians to virtually support their own roster of patients while maintaining continuity of care and fully up-to-date health records.

•                  In response to the COVID-19 pandemic, TELUS Health is working to deploy our home health monitoring (HHM) platform across the country to urgently equip healthcare professionals with vital digital tools to provide supportive care to Canadians. With initiatives in progress in B.C. and Saskatchewan, our HHM solution enables clinicians to remotely manage, track and care for people diagnosed with or exposed to COVID-19, relieving pressure from hospitals, driving efficiencies and decreasing exposure to the virus. Additional pilots are in progress in Alberta, Ontario and Quebec.

•                  Our LivingWell Companion™ and DirectAlert by TELUS Health personal emergency response services (PERS) are also supporting the health and well-being of Canadian seniors. COVID-19 is disproportionately impacting the elderly — PERS can help seniors stay connected to emergency support and offers a remote caregiving solution to those who may feel the burden of being unable to physically support their elderly loved ones.

•                  The TELUS Healthy Living Network® is also providing Optik TV customers with informative content related to COVID-19 prevention and well-being, and helping them to stay active at home to help them during the period of physical distancing.

•                  We are building scale in TELUS Agriculture through additional business acquisitions and expanding our reach in the emerging agriculture technology sector.

Driving growth in TELUS International to fuel further scaling opportunities

•                  As noted in Section 1.3, we completed the acquisition to acquire 100% of Competence Call Center, which offers its services across 11 European countries and partners with industry-leading global brands primarily from fast-growing technology, media and telecommunications, retail and travel and hospitality sectors.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2019 annual MD&A.

4.2 Operational resources

Wireless

Since mid-2013, we have invested more than $4.9 billion to acquire wireless spectrum licences in spectrum auctions and other transactions. This has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our leading network quality to support the additional data consumption and growth in our wireless subscriber base in a geographically diverse country. This includes investments in wireless small cells connected to our fibre technology to improve coverage and capacity and to prepare for a more efficient and timely evolution to 5G wireless services.

As at March 31, 2020, our 4G LTE technology covered 99% of Canada’s population, consistent with March 31, 2019. Furthermore, we have continued to invest in the roll-out of our LTE advanced technology, which covered more than 93% of Canada’s population at March 31, 2020, slightly higher than one year before.

Wireline

We are continuing to invest in our incumbent local exchange carrier (ILEC) urban and rural communities with commitments to deliver broadband technology capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and will enable 5G deployment in the future as referenced above. Our home and business smart technology lines of business integrate security and safety monitoring with smart devices.

As at March 31, 2020, our high-speed broadband footprint covered more than 3.2 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 2.28 million households and businesses covered with fibre-optic cable (representing approximately 71% of our total high-speed broadband footprint), which provides these premises with immediate access to our fibre-optic technology. This is up from approximately 1.94 million households and businesses in the first quarter of 2019.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2022. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2022 and Section 10.13 Financing, debt and dividends in our 2019 annual MD&A.)

•                  On May 6, 2020, the Board elected to declare a second quarter dividend of $0.29125 per share, payable on July 2, 2020, to shareholders of record at the close of business on June 10, 2020. Given the uncertain magnitude, duration and potential outcomes of the COVID-19 pandemic, the Board determined that it would be prudent at this time to sustain the current dividend per share and defer any dividend increase until the release of our third quarter 2020 results in November.

•                  Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the plan. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the first quarter of 2020, our DRISP plan trustee acquired from Treasury approximately 5 million dividend reinvestment Common Shares for $130 million. For the dividends paid on April 1, 2020, the DRISP participation rate, calculated as the DRISP investment of $131 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 35%.

Purchase Common Shares

•                  During the three-month period ended March 31, 2020, and up to the date of this MD&A, we did not purchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $459 million at March 31, 2020, all of which was denominated in U.S. dollars (US$323 million), compared to $1,015 million (US$781 million) at December 31, 2019, and $1,105 million (US$827 million) at March 31, 2019.

•                  Our net draws on the TELUS International (Cda) Inc. credit facility were US$913 million at March 31, 2020, compared to US$336 million at December 31, 2019, and US$308 million at March 31, 2019. The credit facility is non-recourse to TELUS Corporation.

•                  Proceeds from securitized trade receivables were $100 million at March 31, 2020, unchanged from December 31, 2019. At March 31, 2019, proceeds from securitized trade receivables were $500 million.

Maintain compliance with financial objectives

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On May 7, 2020, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.20 to 2.70 times — As measured at March 31, 2020, this ratio was 3.13 times, outside of the objective range, primarily due to the acquisition of spectrum licences and business acquisitions. Given the cash demands of the 2019 and upcoming spectrum auctions and inability to quantify impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 60 to 75% of free cash flow on a prospective basis — Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at March 31, 2020, the ratio was 76%. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at March 31, 2020, our unutilized liquidity on a consolidated basis was approximately $2.4 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average billing per subscriber per month (ABPU) and mobile phone average revenue per subscriber per month (ARPU) growth, wireless trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue given uncertainty with regards to the COVID-19 pandemic and associated economic impacts. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of this distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Recently, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as have the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments has changed. Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our Chief Executive Officer (CEO) (our chief operating decision-maker). Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020 but did not, and do not, anticipate a substantive change to our products and services revenue and related performance indicator reporting from such transition; we will continue to report wireless and wireline operations until such transition is substantially completed, but the timing of such transition may be impacted as we prioritize managing through the pandemic. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2
Operating revenues[1]	3,694	3,858	3,697	3,597	3,506	3,764	3,774	3,453
Operating expenses
Goods and services purchased[2,3]	1,412	1,681	1,502	1,466	1,421	1,784	1,685	1,491
Employee benefits expense[2]	873	809	761	758	706	745	740	711
Depreciation and amortization	725	678	649	633	617	586	572	559
Total operating expenses	3,010	3,168	2,912	2,857	2,744	3,115	2,997	2,761
Operating income	684	690	785	740	762	649	777	692
Financing costs before long-term debt prepayment premium	192	175	173	189	168	159	162	150
Long-term debt prepayment premium	—	—	28	—	—	—	34	—
Income before income taxes	492	515	584	551	594	490	581	542
Income taxes	139	136	144	31	157	122	134	145
Net income	353	379	440	520	437	368	447	397
Net income attributable to Common Shares	350	368	433	517	428	357	443	390
Net income per Common Share:
Basic earnings per share (EPS)	0.28	0.30	0.36	0.43	0.36	0.30	0.37	0.33
Adjusted basic EPS[4]	0.32	0.32	0.39	0.35	0.38	0.35	0.37	0.35
Diluted EPS	0.28	0.30	0.36	0.43	0.36	0.30	0.37	0.33
Dividends declared per Common Share	0.29125	0.29125	0.28125	0.28125	0.27250	0.27250	0.26250	0.26250
Additional information:
EBITDA[4]	1,409	1,368	1,434	1,373	1,379	1,235	1,349	1,251
Restructuring and other costs[3,4]	60	40	29	29	36	75	173	35
Non-recurring (losses and equity losses) gains and equity income related to real estate joint ventures	(6)	(5)	—	—	—	—	171	—
Adjusted EBITDA[4]	1,475	1,413	1,463	1,402	1,415	1,310	1,351	1,286
Cash provided by operating activities	1,177	829	1,148	1,160	790	948	1,066	1,206
Free cash flow[4]	545	135	320	324	153	132	303	329

(1)         In the third quarter of 2018, we recorded equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden.

(2)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(3)         In the third quarter of 2018, we recorded a donation to the TELUS Friendly Future Foundation of $118 million as part of other costs.

(4)         See Section 11.1 Non-GAAP and other financial measures.

Trends

COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas.

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base, partially reduced by COVID-19 pandemic impacts such as reduced roaming revenue; (ii) growth in wireline service revenue — this segment includes TELUS International (Cda) Inc. (TI) revenues, internet and third wave data services revenues, health revenues, TV revenues, home and business smart technology (including security) revenues, and other advanced application offerings; and (iii) generally consistent equipment revenues. Increased wireline data services revenues also include revenues from business acquisitions, including our acquisitions of ADT Security Services Canada, Inc. (ADT Canada) on November 5, 2019 (where there was significant integration and customer retention costs in 2019 and will continue to be throughout 2020 and early 2021, the full expected operations rate is expected after that time) and Competence Call Center (CCC) on January 31, 2020. Increased internet and TV service revenues are being generated by subscriber growth and higher internet revenue per customer, and there has been increased customer adoption of our home and business smart technology (including security). For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased, excepting the effects of the application of IFRS 16 first evidenced in the first quarter of 2019, reflects higher wireless equipment expenses associated with higher-value smartphones in the sales mix, partly offset by a general decrease in new wireless contracts; increases in external labour, administrative and other expenses to support growth in our TI business, our subscriber base and business acquisitions; and increased wireline TV costs of sales associated with a growing subscriber base.

In the third quarter of 2018, Operating revenues included equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. Additionally, in the third quarter of 2018, Goods and services purchased included a non-recurring $118 million donation to the TELUS Friendly Future Foundation. There have also been, and will continue to be, less significant asset dispositions.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees related to business acquisitions and those supporting TI revenue growth, the expansion of our health offerings and growth in our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related to cost efficiency and effectiveness programs. We experienced year-over-year increases in net Employee benefits expense in the first quarter of 2020 and through most of 2019 related to April 2019 compensation increases.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and enhanced LTE technology coverage, and growth in business acquisitions. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G. Depreciation and amortization under the application of IFRS 16 are higher than would have been the case prior to IFRS 16.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in spectrum, fibre and wireless technology, and our business acquisitions. Financing costs include a long-term debt prepayment premium of $28 million in the third quarter of 2019 and $34 million in the third quarter of 2018. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz wireless spectrum auction, which we expect to deploy into our existing network in future periods. Financing costs also includes Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Under the application of IFRS 16, Financing costs are higher than would have been the case prior to IFRS 16, driven by interest on lease liabilities.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted income tax changes and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has reflected trends in Net income.

The general trend of year-over-year decreases in Cash provided by operating activities reflects higher year-over-year income taxes paid, including a higher final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year, and higher interest payments arising from increases in debt outstanding and year-over-year variations in fixed-term interest rates. Cash provided by operating activities was impacted by IFRS 16, which prospectively results in the principal component of lease payments being reflected as a financing activity use of cash. The general trend of year-over-year increases in free cash flow reflects the factors affecting Cash provided by operating activities, except that accounting policies that do not impact cash (IFRS 15 and IFRS 16) do not affect the determination of free cash flow. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment and Section 5.5 Wireline segment. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our consolidated operations.

Operating revenues

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Service	3,245	3,020	7.5%
Equipment	418	469	(10.9)%
Revenues arising from contracts with customers	3,663	3,489	5.0%
Other operating income	31	17	82.4%
Operating revenues	3,694	3,506	5.4%

Consolidated operating revenues increased by $188 million in the first quarter of 2020.

•                  Service revenues increased by $225 million in the first quarter of 2020, reflecting growth in wireless network revenue and wireline data services revenues. These increases were partly offset by the impacts of the COVID-19 pandemic and by decreased wireline legacy data service revenues.

•                  Equipment revenues decreased by $51 million in the first quarter of 2020, reflecting lower wireless contracted volumes as a result of customers reducing their general shopping habits and the indeterminate closure of a significant number of conventional sales channels in March 2020 due to the COVID-19 pandemic. Device financing programs, which provide transparency of full device costs resulting in customers deferring device upgrade purchases also contributed to the decrease. Additionally in the first quarter of 2020, there was a larger proportion of wireless customers who brought their own devices.

•                  Other operating income increased by $14 million in the first quarter of 2020, primarily due to a decrease in the provision related to written put options in respect of non-controlling interests, partly offset by non-recurring losses and equity losses related to real estate joint ventures and lower net gains from the sale of certain assets.

Operating expenses

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Goods and services purchased	1,412	1,421	(0.6)%
Employee benefits expense	873	706	23.7%
Depreciation	523	470	11.3%
Amortization of intangible assets	202	147	37.4%
Operating expenses	3,010	2,744	9.7%

Consolidated operating expenses increased by $266 million in the first quarter of 2020.

•                  Goods and services purchased decreased by $9 million in the first quarter of 2020, primarily arising from lower wireless equipment sales expenses, partly offset by higher operating and administrative costs associated with business acquisitions in addition to supporting organic TI revenue growth, and higher TV content costs.

•                  Employee benefits expense increased by $167 million in the first quarter of 2020, largely due to higher compensation and benefit costs resulting from an increase in the number of employees from business acquisitions in addition to supporting organic TI revenue growth, and a net increase in domestic internal labour costs arising from compensation increases in April 2019. This Employee benefits expense increase was partly offset by higher capitalized labour costs, lower labour-related restructuring and other costs, and a decrease in the number of domestic FTEs, excluding business acquisitions.

•                  Depreciation increased by $53 million in the first quarter of 2020, primarily due to growth in capital assets over the last 12 months, including our expanded fibre footprint and business acquisitions. Additionally, we had increased asset retirement activity, which generated accelerated depreciation on those assets.

•                  Amortization of intangible assets increased by $55 million in the first quarter of 2020, reflecting higher expenditures associated with the intangible asset base over the last 12 months, including those arising from business acquisitions.

Operating income

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Wireless EBITDA[1] (see Section 5.4)	934	908	2.9%
Wireline EBITDA[1] (see Section 5.5)	475	471	0.8%
EBITDA[1]	1,409	1,379	2.2%
Depreciation and amortization (discussed above)	(725)	(617)	17.5%
Operating income	684	762	(10.2)%

(1)         See Section 11.1 Non-GAAP and other financial measures.

Operating income decreased by $78 million in the first quarter of 2020 as a result of higher depreciation and amortization, partly offset by increased EBITDA. EBITDA increased by $30 million or 2.2% in the first quarter of 2020, which reflects growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TI and health businesses, as well as higher wireless network revenue driven by a growing subscriber base. The improved EBITDA factors were partly offset by all of the impacts of the COVID-19 pandemic including the decline in roaming revenues partly attributed to our decision to temporarily waive wireless international roaming fees, the indeterminate closure of 90% of our conventional retail stores, temporary disruptions to our TI business due to government-mandated site closures, the indeterminate closure of our Medisys and Copeman clinics, and lower contribution from our business customers as they reduce their operations. EBITDA growth was also partially offset by declines in wireline legacy voice and legacy data services, higher non-labour-related restructuring and other costs, and non-recurring losses and equity losses related to real estate joint ventures.

Adjusted EBITDA

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Wireless Adjusted EBITDA[1] (see Section 5.4)	940	917	2.6%
Wireline Adjusted EBITDA[1] (see Section 5.5)	535	498	7.2%
Adjusted EBITDA[1]	1,475	1,415	4.2%

(1)                See Section 11.1 Non-GAAP and other financial measures.

Adjusted EBITDA increased by $60 million or 4.2% in the first quarter of 2020, reflecting growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TI and health businesses, as well as higher wireless network revenue driven by a growing subscriber base. The improved Adjusted EBITDA factors were partly offset by all of the impacts of the COVID-19 pandemic including the decline in roaming revenues partly attributed to our decision to temporarily waive wireless international roaming fees, the indeterminate closure of 90% of our conventional retail stores, temporary disruptions to our TI business due to government-mandated site closures, the indeterminate closure of our Medisys and Copeman clinics, and lower contribution from our business customers as they reduce their operations. Adjusted EBITDA was also partially offset by declines in wireline legacy voice and legacy data services.

Financing costs

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Gross interest on long-term debt, excluding lease liabilities	170	150	13.3%
Capitalized long-term debt interest, excluding lease liabilities	(8)	—	n/m
Interest on lease liabilities	18	16	12.5%
Interest on short-term borrowings and other	2	5	(60.0)%
Interest accretion on provisions	5	6	(16.7)%
Interest expense	187	177	5.6%
Employee defined benefit plans net interest	4	—	n/m
Foreign exchange losses (gains)	2	(7)	n/m
Interest income	(1)	(2)	(50.0)%
Financing costs	192	168	14.3%

Financing costs increased by $24 million in the first quarter of 2020, mainly due to the following factors:

•                  Interest expense increased by $10 million in the first quarter of 2020, while interest paid per the condensed interim consolidated statement of cash flows decreased by $2 million in the first quarter of 2020. The increased interest expense largely resulted from:

•                  Gross interest on long-term debt, excluding lease liabilities, increased by $20 million in the first quarter of 2020, driven by an increase in average long-term debt balances outstanding in part attributable to the acquisition of spectrum licences and business acquisitions (including ADT Canada and CCC), partially offset by a decrease in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.92% at March 31, 2020, as compared to 4.17% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during the April 2019 600 MHz wireless spectrum auction held by Innovation, Science and Economic Development Canada (ISED), which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until substantially all of the activities necessary to prepare the spectrum for its intended use are complete.

•                  Employee defined benefit plans net interest increased by $4 million in the first quarter of 2020, primarily due to the change in the defined benefit plan deficit as at December 31, 2019 to $425 million (net of the plan asset ceiling limit of $121 million), compared to a defined benefit plan surplus of $57 million (net of the plan asset ceiling limit of $263 million) one year earlier, partly offset by a decrease in the discount rate.

•                  Foreign exchange losses (gains) have fluctuated, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar.

Income taxes

Three-month periods ended March 31 ($ in millions, except tax rates)	2020	2019	Change
Income taxes computed at applicable statutory rates (%)	26.4	27.1	(0.7	)pts.
Revaluation of deferred income tax liability to reflect future income tax rates (%)	(0.6)	—	(0.6	)pts.
Other (%)	2.5	(0.6)	3.1	pts.
Effective tax rate (%)	28.3	26.5	1.8	pts.
Income tax computed at applicable statutory rates	130	161	(19.3)%
Revaluation of deferred income tax liability to reflect future income tax rates	(3)	—	n/m
Other	12	(4)	n/m
Income taxes	139	157	(11.5)%

Total income tax expense decreased by $18 million in the first quarter of 2020 while income taxes paid in respect of comprehensive income per the condensed interim consolidated statement of cash flows decreased by $243 million. The effective tax rate increased from 26.5% to 28.3% in the first quarter of 2020, predominantly attributable to non-deductible expenses as well as a greater proportion of income earned in non-Canadian jurisdictions with higher income tax rates, partly offset by lower provincial corporate income tax rates in Alberta and Nova Scotia as well as the revaluation of the deferred income tax liability for these lower provincial tax rates.

Comprehensive income

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Net income	353	437	(19.2)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	274	(43)	n/m
Items never subsequently reclassified to income	316	24	n/m
Comprehensive income	943	418	125.6%

Comprehensive income increased by $525 million in the first quarter of 2020, primarily as a result of changes in the unrealized fair value of derivatives designated as cash flow hedges and changes in employee defined benefit plan re-measurement amounts arising from the effect of an increase in the discount rate being applied to our accrued projected defined benefit obligation in excess of the effect of returns less than the discount rate applied to plan assets. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts and changes in the measurement of investment financial assets.

5.4 Wireless segment

Wireless trends and seasonality

COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas. For example, our business customers who use our wireless services are faced with reduced and/or closed operations. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our wireless operations.

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base, as well as higher-value smartphones in the sales mix of gross additions and retention units. There has been a general year-over-year increase in equipment revenues resulting from an increase of higher-value smartphones in the sales mix, offset by a lower volume of new contracts due to: (i) heightened market aggression; (ii) the improving quality and increasing cost of popular devices that result in customers deferring upgrades; (iii) the industry introduction of device financing programs, which provide transparency of full device costs and result in customers also deferring device upgrades; and (iv) most recently, the effects of the COVID-19 pandemic on customers, the industry, our supply chain and methods of distribution, and the Canadian economy. The general trend of year-over-year increases in mobile phone subscriber net additions resulted from: (i) the success of our promotions; (ii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; and (iii) continuous improvements in the speed and quality of our network, combined with our low churn rate, which reflect our focus on customers first initiatives; however this trend has been altered by the COVID-19 crisis. Our capital expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of wireless subscribers.

Mobile phone ABPU growth has been moderating, primarily due to: (i) carriers offering larger allotments of data, as well as rate plans that include plans with bonus data and unlimited data plans, data sharing and, prior to the COVID-19 pandemic and the significant impact to travel, international roaming features, and (ii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots; partly offset by (iii) an increased mix of higher-value rate plans, in addition to an increase in higher-value smartphones in the sales mix, including the effects of customers financing more of the cost of these devices through our TELUS Easy Payment program, which we launched in the third quarter of 2019, and an increased proportion of higher-value customers in the subscriber mix. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ABPU expansion, as customers are continuing to obtain lower cost per megabyte plans.

The trend of our comparatively low mobile phone blended churn rate reflects our customers first efforts, retention programs and focus on building, maintaining and enhancing our high-quality network and more recently, the impact from the COVID-19 pandemic and the resulting effect of less customers switching between carriers.

Our connected device subscriber base has been growing primarily through our expanded Internet of Things (IoT) offerings, partly offset by our strategic decision to reduce loading of low or negative-margin tablets.

Wireless operating indicators

As at March 31	2020	2019	Change
Subscribers[1] (000s):
Mobile phones	8,693	8,470	2.6%
Mobile connected devices	1,588	1,266	25.4%
Total	10,281	9,736	5.6%
HSPA+ population coverage[2] (millions)	37.0	37.0	—%
LTE population coverage[2] (millions)	36.9	36.9	—%

Three-month periods ended March 31	2020	2019	Change
Mobile phones gross additions (000s):	265	269	(1.5)%
Subscriber net additions (000s):
Mobile phones	21	11	90.9%
Mobile connected devices	49	49	—%
Total	70	60	16.7%
Mobile phones ABPU, per month[3] ($)	72.30	72.19	0.2%
Mobile phones ARPU, per month[3] ($)	58.60	59.33	(1.2)%
Mobile phones churn, per month[3] (%)	0.94	1.02	(0.08	)pts.

(1)         Effective January 1, 2020 on a prospective basis, as a result of subscribers substantially loaded prior to 2019 and were identified as having limited or no cellular voice capability through an in-depth review of our mobile phone subscriber base, we made an adjustment to transfer approximately 60,000 mobile phone subscribers to our mobile connected devices subscriber base.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Network revenue	1,511	1,492	1.3%
Equipment and other service revenues	374	427	(12.4)%
Revenues arising from contracts with customers	1,885	1,919	(1.8)%
Other operating income	(1)	5	n/m
External operating revenues	1,884	1,924	(2.1)%
Intersegment revenues	14	13	7.7%
Wireless operating revenues	1,898	1,937	(2.0)%

Wireless operating revenues decreased by $39 million in the first quarter of 2020.

Network revenue increased by $19 million or 1.3% in the first quarter of 2020, reflecting growth of 5.6% in the subscriber base over the last 12 months, partly offset by declining mobile phone ARPU, as discussed below. Mobile phone ABPU was $72.30 in the first quarter of 2020, an increase of $0.11 or 0.2%. The increase reflects growth resulting from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discount offerings, which we introduced at the beginning of the third quarter of 2019, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix. This growth was partly offset by impacts caused by the COVID-19 pandemic including changing customer behaviour related to travel restrictions, as well as our decision to temporarily waive roaming charges, the indeterminate closure of 90% of our conventional retail stores, lower revenue from our business customers as they redeploy their resources, decreases in chargeable usage as more people work from home and offload their mobile devices onto Wi-Fi networks and our reserve for late payment charges. Mobile phone ABPU growth was also partially offset by continued declines in chargeable usage, and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. Mobile phone ARPU was $58.60 in the first quarter of 2020, a decrease of $0.73 or 1.2%, due to the impacts caused by the COVID-19 pandemic including changing customer behaviour related to travel restrictions, as well as our decision to temporarily waive roaming charges for customers in response to the pandemic, the indeterminate closure of 90% of our conventional retail stores, lower revenue from our business customers as they redeploy their resources, decreases in chargeable usage as more people work from home and offload their mobile devices onto Wi-Fi networks and our reserve for late payment charges. Additionally, declines in chargeable usage and competitive pressures on base rate plan prices more than offsetting the increased number of customers selecting higher-tier plans with endless data or larger data buckets also contributed to the mobile phone ARPU decrease.

•                  Mobile phone gross additions were 265,000 in the first quarter of 2020, a decrease of 4,000, as reduced customer-switching activity between carriers and the indeterminate closure of certain conventional sales channels beginning in March 2020 in response to the COVID-19 pandemic more than offset growth in the first two months of 2020 from high-value customer additions, growth in the Canadian population, successful promotions and expanded channels. During the pandemic period impacting the first quarter of 2020, as we closed our conventional retail stores to ensure the safety of our customers and team members by not having them enter a physical premises, we successfully executed our customers’ use of our digital footprint as our primary sales channel.

•                  Our mobile phone churn rate was 0.94% in the first quarter of 2020, compared to 1.02% in the first quarter of 2019. The decrease in the mobile phone churn rate reflects the impacts of reduced switching activity between carriers due to the COVID-19 pandemic as customers reduced their general shopping habits partially attributed to the indeterminate closure of certain conventional sales channels discussed above. This was in addition to the utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back™ and TELUS Family Discount offerings, our focus on executing customers first initiatives and retention programs, and our leading network quality.

•                  Net subscriber additions were 70,000 in the first quarter of 2020, an increase of 10,000. Mobile phone net additions were 21,000 in the first quarter of 2020, an increase of 10,000 despite the indeterminate closure of 90% of our conventional retail stores, driven by lower mobile phone churn, partly offset by lower mobile phone gross additions, as described above. Mobile connected device net additions of 49,000 were flat compared to the first quarter of 2019, as growth in our IoT offerings, including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, and growth in our consumer health personal emergency response system (PERS) devices were fully offset by less low or negative-margin tablet loading.

Subscriber loading results discussed above were impacted in the final weeks of March 2020 due to the COVID-19 pandemic and from the restrictions put in place to protect our customers and team members, including the closure of certain stores in shopping malls and other conventional retail outlets. Our digital sales channels are well-equipped to handle the additional traffic left unaddressed by physical sales.

Equipment and other service revenues decreased by $53 million in the first quarter of 2020, reflecting lower contracted volumes, due to customers reducing their general shopping habits partially attributed to the indeterminate closure of certain sales channels due to the COVID-19 pandemic discussed above. Device financing programs, which provide transparency of full device costs resulting in customers deferring device upgrade purchases also contributed to the decrease. Additionally in the first quarter of 2020, there was a larger proportion of customers who brought their own devices.

Other operating income decreased by $6 million in the first quarter of 2020, mainly due to lower net gains from the sale of certain assets and non-recurring losses and equity losses related to real estate joint ventures.

Intersegment revenues represent network services that are eliminated upon consolidation, along with the associated wireline expenses.

Operating expenses — Wireless segment

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Goods and services purchased:
Equipment sales expenses	356	422	(15.6)%
Network operating expenses	186	184	1.1%
Marketing expenses	86	89	(3.4)%
Other[1]	177	181	(2.2)%
Employee benefits expense[1]	159	153	3.9%
Wireless operating expenses	964	1,029	(6.3)%

(1)   Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses decreased by $65 million in the first quarter of 2020.

Equipment sales expenses decreased by $66 million, mainly due to lower contracted volumes, as discussed above.

Network operating expenses increased by $2 million in the first quarter of 2020, mainly due to increased expenses related to the Canadian Radio-television and Telecommunications Commission (CRTC) Broadband Fund.

Employee benefits expense increased by $6 million in the first quarter of 2020, primarily due to higher internal labour costs resulting from compensation increases in April 2019 and a higher number of employees supporting our wireless business, partly offset by higher capitalized labour costs and lower labour-related restructuring and other costs.

EBITDA — Wireless segment

Three-month periods ended March 31 ($ in millions, except margins)	2020	2019	Change
EBITDA[1]	934	908	2.9%
Add restructuring and other costs included in EBITDA	3	9	n/m
Add non-recurring losses and equity losses related to real estate joint ventures	3	—	n/m
Adjusted EBITDA[1]	940	917	2.6%
EBITDA margin[1] (%)	49.2	46.9	2.3	pts.
Adjusted EBITDA margin[1,2] (%)	49.5	47.4	2.1	pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)  Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring losses and equity losses related to real estate joint ventures.

Wireless EBITDA increased by $26 million or 2.9% in the first quarter of 2020. Wireless Adjusted EBITDA increased by $23 million or 2.6% in the first quarter of 2020, reflecting higher network revenue driven by a larger subscriber base, higher equipment margins and savings from cost efficiency programs. These factors were partly offset by the impacts of the COVID-19 pandemic including the indeterminate closure of 90% of our conventional retail stores, lower usage from our business customers as they redeploy their resources, decreases in chargeable usage as more people work from home and offload their mobile devices onto Wi-Fi networks and our reserve for late payment charges. As well, increased wireless EBITDA and wireless Adjusted EBITDA were partially offset by lower Other operating income and higher Employee benefits expense.

5.5 Wireline segment

Wireline trends

COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas. For example, the COVID-19 pandemic has constrained our ability to complete installations in the traditional manner. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our wireline operations.

The trend over the last eight quarters of increases in wireline service revenue reflects growth in internet and third wave data services, TI revenues, TV revenues, health revenues, and home and business smart technology (including security) revenues, and is partly offset by declining wireline legacy voice and legacy data revenues. As well, increased wireline data services revenues include revenues from business acquisitions, including our recent acquisitions of ADT Canada on November 5, 2019 (where there was significant integration and customer retention costs in 2019 and will continue to be throughout 2020 and early 2021, the full expected operations rate is expected after that time) and CCC acquired on January 31, 2020. The increases in year-over-year internet and TV service revenues are being generated by subscriber growth and higher internet revenue per customer resulting from upgrades to faster speeds, larger data usage rate plans and the expansion of our fibre footprint. We expect continued internet subscriber base growth as we continue our investments in expanding our fibre-optic infrastructure. The total number of TV subscribers has increased as a result of higher net additions in response to diverse product offerings, fibre expansion and bundled product offerings, combined with our low customer churn rate. Security subscriber base growth is increasing as a result of business acquisitions and organic growth but due to the COVID-19 pandemic and physical distancing requirements, security installations are expected to be impacted as access to homes and businesses are restricted. Residential voice subscriber losses continue to reflect the ongoing trend of substitution by wireless and internet-based services, but have been partly mitigated by the success of our bundled service offerings and lower-priced offerings. The trend of declining legacy wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market, however, our rate of decline has been moderating with our utilization of bundled product offerings and successful retention efforts. The migration of business product and service offerings to IP services and the introduction of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings.

Wireline operating indicators

At March 31 (000s)	2020	2019	Change
Subscriber connections:
Internet	2,007	1,896	5.9%
TV	1,168	1,110	5.2%
Residential voice	1,191	1,237	(3.7)%
Security[1,2]	623	78	n/m
Total wireline subscriber connections[1,2]	4,989	4,321	15.5%

Three-month periods ended March 31 (000s)	2020	2019	Change
Subscriber connection net additions (losses):
Internet	26	22	18.2%
TV	8	17	(52.9)%
Residential voice	(13)	(11)	(18.2)%
Security[1]	15	6	n/m
Total wireline subscriber connection net additions	36	34	5.9%

(1)         Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total wireline subscriber connections.

(2)         December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Canada (acquired on November 5, 2019).

Operating revenues — Wireline segment

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Data services	1,444	1,219	18.5%
Voice services	236	253	(6.7)%
Other services and equipment	98	98	—%
Revenues arising from contracts with customers	1,778	1,570	13.2%
Other operating income	32	12	n/m
External operating revenues	1,810	1,582	14.4%
Intersegment revenues	63	56	12.5%
Wireline operating revenues	1,873	1,638	14.3%

Wireline operating revenues increased by $235 million in the first quarter of 2020.

•                  Data services revenues increased by $225 million in the first quarter of 2020. The increase was driven by: (i) growth in TI revenues primarily driven by the acquisition of CCC, growth in business volumes resulting from expanded services for existing customers, and customer growth, partly offset by temporary disruptions due to government-mandated site closures in response to the COVID-19 pandemic; (ii) increased revenues from home and business smart technology (including security), driven by business acquisitions, including ADT Canada, and expanded services; (iii) increased internet and third wave data service revenues, reflecting a 5.9% increase in our internet subscribers over the last 12 months and higher revenue per customer from faster internet speed upgrades, larger data usage internet rate plans, and rate changes; (iv) increased TV revenues, reflecting subscriber growth of 5.2% over the last 12 months; and (v) increased revenues from our virtual care solutions. This growth was partly offset by other impacts caused by the COVID-19 pandemic including a decline in health revenue mainly from the indeterminate closure of our Medisys and Copeman clinics for all non-essential services and lower revenue from our business customers as they redeploy their resources. Additionally, data services revenue was partially offset by the ongoing decline in legacy data service revenues.

•                  Voice services revenues decreased by $17 million in the first quarter of 2020, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution, greater use of inclusive long distance plans and price plan changes. We experienced a 3.7% decline in residential voice subscribers over the last 12 months, compared to a 3.5% decline in residential voice subscribers for the 12-month period ended March 31, 2019.

•                  Wireline subscriber connection net additions were 36,000 in the first quarter of 2020, an increase of 2,000.

•                  Internet net additions were 26,000 in the first quarter of 2020, an increase of 4,000, due to continued net new demand from consumers and businesses, partly due to the launch of our unlimited home internet data program and TELUS Whole Home bundle launch. Our continued focus on connecting more homes and businesses directly to fibre (with TELUS PureFibre available to approximately 71% of our broadband footprint at the end of the first quarter of 2020), expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together contributed to combined internet and TV subscriber growth of 169,000 over the last 12 months.

•                  TV net additions were 8,000 in the first quarter of 2020, a decrease of 9,000, mainly due to heightened competitive intensity and the changing landscape of increased streaming services, partly offset by demand from our TELUS Whole Home bundle launch.

•                  Residential voice net losses were 13,000 in the first quarter of 2020, as compared to residential voice net losses of 11,000 in the first quarter of 2019. The residential voice subscriber losses continue to reflect the trend of substitution by wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings and our strong retention efforts, including lower-priced offerings.

•                  Security net additions were 15,000 in the first quarter of 2020, an increase of 9,000, driven from strong organic growth and demand from our TELUS Whole Home bundle launch.

Subscriber loading results discussed above were impacted in the final weeks of March 2020 due to the COVID-19 pandemic and from the restrictions put in place to protect our customers and our team members, including physical distancing, which has impacted our ability to enter homes and businesses to complete installations. Where possible, we have successfully evolved our processes to permit customers to install their own equipment with the support of our technicians via a smartphone.

Other operating income increased by $20 million in the first quarter of 2020, primarily due to a decrease in the provision related to written put options in respect of non-controlling interests.

Intersegment revenues represent services provided to the wireless segment, including those from TI. Such revenue is eliminated upon consolidation, together with the associated expenses in wireless.

Operating expenses — Wireline segment

Three-month periods ended March 31 ($ in millions)	2020	2019	Change
Goods and services purchased[1]	684	614	11.4%
Employee benefits expense[1]	714	553	29.1%
Wireline operating expenses	1,398	1,167	19.8%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireline operating expenses increased by $231 million in the first quarter of 2020.

Goods and services purchased increased by $70 million in the first quarter of 2020, due to higher operating and administrative costs associated with business acquisitions, incremental costs related to our CCC acquisition included in restructuring and other costs, higher external labour supporting TI revenue growth, higher TV content costs supporting our growing TV subscriber base, increased expenses related to the CRTC Broadband Fund, and higher marketing costs.

Employee benefits expense increased by $161 million in the first quarter of 2020, primarily due to increases in compensation and benefits costs (which includes pension expense) resulting from an increase in the number of employees from business acquisitions as well as supporting organic TI revenue growth, and higher internal labour costs resulting from April 2019 compensation increases. These factors were partly offset by lower labour-related restructuring and other costs and a decrease in the number of domestic FTEs.

EBITDA — Wireline segment

Three-month periods ended March 31 ($ in millions, except margins)	2020	2019	Change
EBITDA[1]	475	471	0.8%
Add restructuring and other costs included in EBITDA	57	27	n/m
Add non-recurring losses and equity losses related to real estate joint ventures	3	—	n/m
Adjusted EBITDA[1]	535	498	7.2%
EBITDA margin[1] (%)	25.3	28.7	(3.4	)pts.
Adjusted EBITDA margin[1,2] (%)	28.5	30.4	(1.9	)pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes non-recurring losses and equity losses related to real estate joint ventures.

Wireline EBITDA increased by $4 million or 0.8% in the first quarter of 2020. Wireline Adjusted EBITDA increased by $37 million or 7.2% in the first quarter of 2020. These increases reflect: an increased contribution resulting from the TI acquisition of CCC, expanded services for existing customers and customer growth; growth from our home and business smart technology (including security); higher internet margins; and a decrease in the provision related to written put options in respect of non-controlling interests. These factors were partly offset by COVID-19 pandemic impacts including the temporary disruptions in our TI business due to government-mandated site closures, the impacts to our health business from the indeterminate closures of Medisys and Copeman clinics and our business customers having to redeploy their resources. As well, increased wireline EBITDA and wireline Adjusted EBTDA were partially offset by the continued declines in legacy voice and legacy data services, higher employee benefits expense and other costs related to business acquisitions, and a decline in the EBITDA contribution from our legacy business services.

6.              Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2020	2019	Change	Change includes:
Current assets
Cash and temporary investments, net	1,058	535	523	See Section 7 Liquidity and capital resources
Accounts receivable	2,002	1,962	40

Increased primarily due to the acquisition of Competence Call Center, as well as an increase in unbilled customer finance receivables from the Bring-It-Back program and TELUS Easy Payment device financing program, partly offset by a decrease in dealer and retailer receivables corresponding with the indeterminate closure of 90% of our conventional retail locations

Income and other taxes receivable	32	127	(95)	Instalments to date are less than the expense
Inventories	368	437	(69)	A decrease in the volume of handsets, partly offset by a higher cost mix of smartphones
Contract assets	652	737	(85)	Refer to description in non-current contract assets
Prepaid expenses	596	547	49	Increased due to the annual prepayment of statutory employee benefits and maintenance contracts, partly offset by the timing of wireless spectrum license fees, net of amortization
Current derivative assets	60	8	52	An increase in the notional amount of U.S. currency hedging items.
Current liabilities
Short-term borrowings	100	100	—	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,558	2,749	(191)	A decrease in network-related accruals, payroll and other employee-related liabilities, partly offset by the timing of accounts payable
Income and other taxes payable	102	55	47	Increase due mainly to acquisition activity in the quarter and changes in foreign exchange rates on foreign-denominated balances
Dividends payable	371	352	19	Effects of increases in the number of shares outstanding
Advance billings and customer deposits	695	675	20	An increase in advance billings reflecting increased wireless subscriber growth during the period. See Note 24 of the interim consolidated financial statements
Provisions	243	288	(45)	A decrease in written put provision and disbursements exceeding new provisions
Current maturities of long-term debt	1,224	1,332	(108)

A decrease in outstanding commercial paper, partly offset by an increase from reclassification from long-term debt relating to the upcoming maturity of $400 million of our 3.60% Notes, Series CM, in January 2021

Current derivative liabilities	6	23	(17)	A decrease in the notional amount of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(531)	(1,221)	690	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

Financial position at:	Mar. 31	Dec. 31
($ millions)	2020	2019	Change	Change includes:
Non-current assets
Property, plant and equipment, net	14,384	14,232	152	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	13,461	12,812	649	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	6,289	5,331	958	An increase primarily driven by acquisition of Competence Call Center. See Note 18 of the interim consolidated financial statements.
Contract assets	263	328	(65)

A decrease primarily driven by the introduction of our TELUS Easy Payment device financing program. Additionally, there were fewer subsidized devices and we experienced a higher proportion of customers who brought their own device

Other long-term assets	1,903	919	984

An increase in derivative assets due to the combined effect of the movement of foreign exchange rates relative to hedged rates with the relative movement between U.S. and Canadian interest rates and an increase in pension assets resulting from gains arising from financial assumption re-measurements exceeding effect of returns less than the discount rate.

Non-current liabilities
Provisions	599	590	9	An increase in asset retirement obligations arising from a decrease in discount rates
Long-term debt	17,884	17,142	742	See Section 7.4 Cash provided by financing activities
Other long-term liabilities	715	806	(91)	A decrease in pension liabilities resulting from gains arising from financial assumption re-measurements exceeding effect of returns less than the discount rate
Deferred income taxes	3,529	3,204	325

An overall increase in temporary differences between the accounting and tax basis of assets and liabilities including employee benefit plan re-measurements recorded in Other comprehensive income and those from acquisition activity.

Owners’ equity
Common equity	12,768	10,548	2,220	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	274	111	163	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A. Refer to Section 1.2 for further discussion on the COVID-19 pandemic and its impacts on our liquidity and capital resources.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2020	2019	Change
Cash provided by operating activities	1,177	790	387
Cash used by investing activities	(1,959)	(962)	(997)
Cash provided by financing activities	1,305	346	959
Increase in Cash and temporary investments, net	523	174	349
Cash and temporary investments, net, beginning of period	535	414	121
Cash and temporary investments, net, end of period	1,058	588	470

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2020	2019	Change
EBITDA[1] (see Section 5.4 and Section 5.5)	1,409	1,379	30
Restructuring and other costs, net of disbursements	12	(33)	45
Employee defined benefit plans expense, net of employer contributions	12	4	8
Share-based compensation expense, net of payments	23	19	4
Interest paid, net of interest received	(174)	(177)	3
Income taxes paid, net of recoveries received	(124)	(351)	227
Other operating working capital changes	19	(51)	70
Cash provided by operating activities	1,177	790	387

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

Cash provided by operating activities increased by $387 million in the first quarter of 2020.

•                  Restructuring and other costs, net of disbursements, represented a net change of $45 million in the first quarter of 2020. We made lower restructuring and other costs disbursements net of expense, related to improving our overall cost structure and operational effectiveness. Additionally in the first quarter of 2020, we incurred restructuring and other costs in connection with our acquisition of Competence Call Center (CCC).

•                  Income taxes paid, net of recoveries received, decreased by $227 million in the first quarter of 2020, primarily due to a final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year, which did not recur to the same extent in the first quarter of 2020, partly offset by higher required instalment payments primarily in foreign jurisdictions.

•                  For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

Three-month periods ended March 31 ($ millions)	2020	2019	Change
Cash payments for capital assets, excluding spectrum licences	(780)	(793)	13
Cash payments for acquisitions, net	(1,104)	(162)	(942)
Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts	(78)	(7)	(71)
Other	3	—	3
Cash used by investing activities	(1,959)	(962)	(997)

Cash used by investing activities increased by $997 million in the first quarter of 2020.

•                  The decrease in Cash payments for capital assets, excluding spectrum licences for the first quarter of 2020 was composed of:

•                  Lower capital expenditure payments with respect to payment timing differences, as the change in associated Accounts payable and accrued liabilities decreased by $32 million in the first quarter of 2020.

•                  An increase in capital expenditures of $19 million in the first quarter of 2020 (see Capital expenditure measures table and discussion below).

•                  In the first quarter of 2020, we made cash payments for business acquisitions including CCC and other individually immaterial acquisitions complementary to our existing lines of business. This is compared to business acquisition activity in the first quarter of 2019 that included a telecommunications business and other individually immaterial acquisitions complementary to our existing lines of business.

•                  Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts increased by $71 million related to our acquisition of a 28% basic equity interest in Miovision Technologies Incorporated, as described in Section 3.

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2020	2019	Change
Capital expenditures[1]
Wireless segment	194	177	9.6%
Wireline segment	471	469	0.4%
Consolidated	665	646	2.9%
Wireless segment capital intensity (%)	10	9	1	pts.
Wireline segment capital intensity (%)	25	29	(4	)pts.
Consolidated capital intensity[2] (%)	18	18	—	pts.

(1)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Consolidated capital expenditures increased by $19 million in the first quarter of 2020 primarily due to increased investments in our 5G network, in addition to investments to enhance systems reliability during the COVID-19 pandemic. These increased investments were partially offset by the timing of our fibre build activities, and efficiencies in our 4G network spend. With our ongoing investments, we are advancing wireless speeds and coverage, including pre-positioning for 5G, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business and healthcare solutions. By March 31, 2020, we had made TELUS PureFibre available to approximately 71% of our broadband footprint.

7.4 Cash provided by financing activities

Analysis of changes in cash provided by financing activities

Three-month periods ended March 31 ($ millions)	2020	2019	Change
Common Shares issued	1,495	—	1,495
Dividends paid to holders of Common Shares	(222)	(303)	81
Issue (repayment) of short-term borrowings, net	—	400	(400)
Long-term debt (redemption and repayments, net of issuances) issued, net of redemptions and repayment	(111)	249	(360)
Shares of subsidiary issued to non-controlling interests	209	—	209
Other	(66)	—	(66)
Cash provided by financing activities	1,305	346	959

Cash provided by financing activities increased by $959 million in the first quarter of 2020.

Common Shares issued

Common Shares issues reflect 57,500,000 Common Shares issued as described in Section 1.3 Equity offering.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends decreased by $81 million in the first quarter of 2020, which reflected the DRISP plan trustee acquiring an increased number of Common Shares from Treasury for the DRSIP plan. This was partly offset by higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. During the first quarter of 2020, our DRISP plan trustee acquired Common Shares for $130 million.

In April 2020, we paid dividends of $240 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $131 million, totalling $371 million.

Issue (repayment) of short-term borrowings, net

In the first quarter of 2020, we drew-down and repaid $200 million advanced to us from an arm’s-length securitization trust. In the first quarter of 2019, we drew-down amounts advanced to us from an arm’s-length securitization trust to finance working capital.

Long-term debt issues and repayments

In the first quarter of 2020, long-term debt redemptions and repayments, net of issues, were $111 million, a change of $360 million, compared to long-term debt issues, net of repayments, of $249 million in the first quarter of 2019, primarily composed of:

•                  A net decrease in commercial paper outstanding, including foreign exchange effects, of $556 million to a balance of $459 million (US$323 million) at March 31, 2020, from a balance of $1,015 million (US$781 million) at December 31, 2019. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $854 million. As at March 31, 2020, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$913 million, whereas as at December 31, 2019, net draws were US$336 million. The credit facility is non-recourse to TELUS Corporation. In connection with the acquisition of CCC during the three-month period ended March 31, 2020, as described in Section 1.3, incremental amounts were drawn on the facility.

•                  In connection with our acquisition of CCC, we repaid other long-term debt of $185 million.

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was approximately 12.3 years as at March 31, 2020, decreasing from approximately 12.8 years as at December 31, 2019, and an increase from approximately 12.0 years as at March 31, 2019. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.92% as at March 31, 2020, decreasing from 3.94% as at December 31, 2019, and 4.17% as at March 31, 2019.

Shares of subsidiary issued to non-controlling interests

In the first quarter of 2020, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests related to our acquisition of CCC as described in Section 1.3.

Other

In connection with our 57,500,000 Common Shares issued during the first quarter of 2020, we incurred certain issuance costs.

7.5 Liquidity and capital resource measures

Net debt was $18.0 billion at March 31, 2020, an increase of $2.3 billion compared to one year earlier, resulting mainly from the 2019 issuances of $1.0 billion of Series CY notes, US$500 million of senior unsecured 4.30% Notes, $800 million of Series CZ notes, $600 million of Series CAA notes and $400 million of Series CAB notes, and an increase in net draws due to a syndicate of financial institutions on the TELUS International (Cda) Inc. credit facility. These factors were partially offset by the 2019 early redemption of Series CH notes, a decrease in commercial paper outstanding and higher Cash and temporary investments.

Fixed-rate debt as a proportion of total indebtedness excludes lease liabilities and other long-term debt, and was 89% as at March 31, 2020, up from 87% one year earlier, mainly due to the 2019 issuances of Series CY notes, US$500 million notes, Series CZ notes, Series CAA notes and Series CAB notes, partly offset by the 2019 early redemption of Series CH notes. In addition, there was a decrease in commercial paper outstanding, which emulates floating-rate debt. These factors were offset by an increase in the amounts drawn on the TELUS International (Cda) Inc. credit facility due to a syndicate of financial institutions, which is non-recourse to TELUS Corporation.

Net debt to EBITDA — excluding restructuring and other costs ratio was 3.13 times, as measured at March 31, 2020, up from 2.84 times one year earlier. Our long-term objective for this measure is within a range of 2.20 to 2.70 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at March 31, 2020, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily due to the acquisition of spectrum licences and business acquisitions, partially offset by growth in EBITDA — excluding restructuring and other costs. As at March 31, 2020, the acquisition of spectrum licences increased the ratio by approximately 0.21; and business acquisitions over the last 12 months increased the ratio by approximately 0.35. Our recent acquisitions of spectrum licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless subscriber base. Given the cash demands of the 2019 and upcoming spectrum auctions and inability to quantify impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.00 to 1.00 at March 31, 2020 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2020	2019	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	17,983	15,732	2,251
EBITDA — excluding restructuring and other costs	5,742	5,533	209
Net interest cost	783	660	123
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	89	87	2	pts.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	12.3	12.0	0.3
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	3.92	4.17	(0.25	)pts.
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	3.13	2.84	0.29
Coverage ratios[1] (times)
Earnings coverage	3.8	4.3	(0.5)
EBITDA — excluding restructuring and other costs interest coverage	7.3	8.4	(1.1)
Other measures[1] (%)
Determined using management measures Dividend payout ratio — net of dividend reinvestment plan effects	76	130	(54	)pts.
Determined using most comparable IFRS-IASB measures Ratio of dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)	101	117	(16	)pts.

(1)         See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended March 31, 2020 was 3.8 times, down from 4.3 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.1, while an increase in borrowing costs reduced the ratio by 0.6.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2020 was 7.3 times, down from 8.4 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.2, while an increase in net interest costs reduced the ratio by 1.3.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook. Commencing in 2020, so as to be consistent with the way we manage our business, we updated our revised dividend payout ratio presented to be a historical measure calculated as the sum of the last four quarters’ dividends declared for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the last four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow (free cash flow is a non-GAAP measure, see Section 11.1). Our dividend payout objective range of 60 to 75% of prospective free cash flow. The historical measure for the 12-month period ended March 31, 2020 is presented for illustrative purposes in evaluating our target guideline.

7.6 Credit facilities

At March 31, 2020, we had approximately $1.8 billion of available liquidity from the TELUS revolving credit facility and $194 million of available liquidity from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation). In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring May 31, 2023. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at March 31, 2020

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility [1]	May 31, 2023	2,250	—	—	(459)	1,791

(1)         Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter; subsequent to March 31, 2020, the consolidated leverage ratio was amended to not exceed 4.25:1.00 to reflect the adoption of IFRS 16 and its associated impacted on leverage. As at March 31, 2020, our consolidated leverage ratio was approximately 3.13 to 1.00 and our consolidated coverage ratio was approximately 7.33 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.4 billion as at March 31, 2020. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at March 31, 2020, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions (as 87.5% lender) and, joined in 2020, TELUS Corporation (as 12.5% lender). The credit facility is composed of a US$600 million revolving component and an amortizing US$600 million term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component and term loan components had a weighted average interest rate of 3.49% as at March 31, 2020.

In connection with the acquisition of CCC described in Section 1.3 during the three-month period ended March 31, 2020, incremental amounts were drawn on the facility.

Other letter of credit facilities

At March 31, 2020, we had $185 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $130 million at March 31, 2020.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2021, and available liquidity was $400 million as at March 31, 2020. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain a credit rating of at least a BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of May 7, 2020.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the first quarter of 2020, or as of May 7, 2020.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2019 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at March 31, 2020, we could offer $500 million of debt or equity securities pursuant to a shelf prospectus that is in effect until August 2022.

As at March 31, 2020, we had approximately $1.8 billion of available liquidity from the TELUS revolving credit facility and approximately $194 million of available liquidity from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TELUS International (Cda) Inc. credit facility and including cash and temporary investments of approximately $1.1 billion, we had total liquidity of over $3.2 billion at March 31, 2020. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2020, our contractual commitments related to the acquisition of property, plant and equipment were $144 million through to December 31, 2022, as compared to $136 million over a period ending December 31, 2022 reported as at December 31, 2019. The increase was primarily attributed to new projects entered into prior to March 31, 2020.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2020	April 30, 2020
Common Shares	1,272	1,278
Common Share options — all exercisable (one for one)	3	3

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $2 million in the first quarter of 2020, compared to $19 million in the first quarter of 2019. The decrease in compensation expense for key management personnel was due to greater share-based compensation in the first quarter of 2019 primarily arising from mark-to-market metrics affecting performance condition-based restricted share units. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint venture and associates

In the first quarter of 2020, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2020 (approximately $38 million at March 31, 2020) and construction financing ($342 million, with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2021. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

During the three-month period ended March 31, 2020, our activity with our associate included our investment in equity of $73 million.

8.              Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2019. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are discussed with our Audit Committee each quarter and are described in Section 8.1 of our 2019 annual MD&A, which is hereby incorporated by reference. See Note 1(b) of the interim consolidated financial statements for details of our use of estimates and judgments, including about the future effects of the COVID-19 pandemic.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2019 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.              Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2020 outlook were described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2019 annual MD&A and were issued on February 13, 2020 under the basis that we would be operating in the normal course of business. The extent of the COVID-19 pandemic, including its interruption of the global and Canadian economies, the governmental measures put into place to contain the risk of transmission, and measures we have been taking to ensure the safety and well-being of our customers, our team members, and our communities are matters we did not predict upon issuing our assumptions for 2020. Therefore, given the uncertain magnitude, duration and potential outcomes of the pandemic, at this time, we are withdrawing all of our outlook and assumptions issued on February 13, 2020.

Due to the wide range of possible outcomes of the COVID-19 pandemic and the uncertainty with regard to the length of the pandemic and measures in place to limit its spread and transmission, the impact on our business cannot be accurately forecasted as of the date of this MD&A. Consequently, our operations and financial results could be materially different than predicted in our previously issued guidance and we have also decided to withdraw our existing 2020 consolidated financial guidance, which was provided in our news release dated February 13, 2020 and filed on SEDAR.

We intend to revisit and update our assumptions and provide an update on our outlook and guidance when we issue our second quarter 2020 Management’s Discussion and Analysis for the three-month and six-month periods ending June 30, 2020.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters of our 2019 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attached to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

3500 MHz spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band followed on March 5, 2020 by its Policy and Licensing Framework for Spectrum in the 3500 MHz Band, which defines the auction rules and conditions of licence for the 3500 MHz band. The auction framework provides for a 50 MHz set-aside in all markets where 50 MHz or more spectrum is available; in markets with a large population centre and less than 50 MHz of auction supply, all the auction supply will be set-aside. This is on top of the competitive imbalance that has already been introduced to the band by ISED’s transition decision for the band last year. That decision left nearly 90 MHz of the 200 MHz band in the hands of band incumbents. A combination of the transition decision, by way of a clawback and the asymmetric design of the auction framework, which sets aside a significant portion of the spectrum under auction exclusively for certain carriers in any given licence area, raises the risk that we will not be able to acquire all the spectrum we need in the auction process and we will be required to pay more than we might otherwise pay. The deadline for receipt of applications and financial deposits for participation in the 3500 MHz spectrum auction is October 13, 2020 and auction bidding is expected to start on December 15, 2020.

mmWave and 3800 MHz spectrum auctions to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. ISED will consult on a licensing framework (i.e. auction rules and conditions of licence) for these mmWave bands in the future and is targeting an auction for this spectrum in 2021. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave band spectrum.

The 3800 MHz spectrum is seen as an extension to the 3500 MHz band. ISED will consult on a band plan, treatment of satellite incumbents and auction specifics for the 3800 MHz band. The spectrum auction is currently anticipated to take place in 2022. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of 3800 MHz band spectrum.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Review of mobile wireless services

On February 28, 2019, the CRTC released its anticipated consultation to review the regulatory framework for mobile wireless services. The review will examine three major issues — the level of competition in the retail market, the current wholesale mobile wireless service regulatory framework, with a focus on wholesale mobile virtual network operator (MVNO) access, and the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. The CRTC also provided a preliminary view that there should be more opportunity for MVNOs. We have participated throughout this proceeding and have filed evidence to demonstrate the high performance of Canadian wireless services on dimensions including network coverage, network quality, availability of service and pricing. We appeared at the oral hearing of this proceeding in February 2020 and will continue to participate in the remaining stages. The impact of this proceeding on us will not be known until a decision is issued by the CRTC. That decision is not expected until late 2020, at the earliest.

Wireline wholesale services follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed internet access service for internet service provider (ISP) competitors. This includes access to fibre-to-the-premises (FTTP) facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell, Cogeco, Rogers and Videotron). The CRTC initiated a follow-up proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions. The FTTP follow-up activities directed in TRP 2015-326 remain ongoing. For the second phase, which involves FTTP wholesale services for the rest of Canada (including our serving territories), a proceeding on technical configurations for disaggregated wholesale services commenced in 2017, and the associated cost study and tariff review will follow.

The timing of the implementation of disaggregated wholesale services may also be affected by an application to the CRTC filed by the Canadian Network Operators Consortium Inc. (CNOC) to review and vary TRP 2015-326 and to seek, among other things, interim relief that would remove a speed cap pursuant to which the existing aggregated wholesale access regime will not apply to speeds in excess of 100 Mbps pending the introduction of disaggregated service; and permanent relief granting wholesale access to FTTP facilities on an aggregated basis. On March 20, 2019, the CRTC granted CNOC’s application for interim relief. We have been granted leave to appeal that decision to the Federal Court of Appeal, with a decision expected in 2020. The CRTC’s decision with respect to the permanent relief sought by CNOC remains under reserve. We anticipate no material adverse impact in the short term with respect to CNOC’s application for interim relief. Given the phased implementation of the mandated provision of wholesale access to our FTTP network, it is too early to determine the impact TRP 2015-326 will have on us in the longer term.

Final rates for aggregated wholesale internet access services

On August 15, 2019, the CRTC released Telecom Order CRTC 2019-288, which finalized rates for the aggregated wholesale internet services of the incumbent local exchange carriers (ILEC) and incumbent cable companies. The final rates were considerably lower than the interim rates, and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us, given the volume of wholesale internet customers we currently serve.

On September 13, 2019, Bell Canada and affiliated companies and a collection of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order. On November 22, 2019, the Federal Court of Appeal allowed both leave applications and granted a stay pending the disposition of the appeal. We anticipate that the appeal will be heard in 2020.

Separately, on November 13, 2019, we filed a petition to the Governor in Council seeking to refer back to Telecom Order CRTC 2019-288 for redetermination of the rates and seeking to vary Telecom Order CRTC 2019-288 to remove its retroactive effect, all on the basis that the rates and retroactive component of the order will threaten future investment. Bell Canada and a coalition of cable companies filed similar petitions on the same day. Also, on November 13, 2019, we filed an application to the CRTC to review and vary Telecom Order CRTC 2019-288, primarily on the basis that the CRTC made errors in calculating the carriers’ costs. Finally, on December 13, 2019, Bell Canada and a collection of cable companies also brought applications to the CRTC to review and vary Telecom Order CRTC 2019-288.

Follow-up proceedings further to the CRTC report on sales practices of large telecommunications carriers

On February 20, 2019, the CRTC released its Report on Aggressive or Misleading Communications Retail Sales Practices. The CRTC published this report further to a proceeding it commenced, at the direction of the Governor in

Council, to examine claims of aggressive or misleading sales practices concerning telecommunications services, the prevalence and impact on consumers, and potential solutions. While the report itself is not a legally binding direction or order, it does note that the CRTC may commence certain follow-up proceedings and activities, including, but not limited to, a new secret shopper program, enhanced consumer information tools and complaints disclosure, and a proceeding to determine whether mandatory compliance measures and enhanced public reporting measures should be imposed on providers that fall below a threshold of acceptable behaviour. Until the CRTC releases further details on its follow-up activities, we are unable to determine any new potential impacts on us.

Phase-out of the local service subsidy regime

On June 26, 2018, the CRTC issued Phase-out of the local service subsidy regime, Telecom Regulatory Policy CRTC 2018-213. In this decision, the CRTC determined that it would phase out the existing local service subsidy over three years, from January 1, 2019 to December 31, 2021. In September 2018, the Independent Telecommunications Providers Association (ITPA), which represents small ILECs, brought an application to the CRTC to review and vary this decision. In its application, the ITPA seeks to keep the existing local service subsidy regime in place. On February 4, 2020, the CRTC issued Independent Telecommunications Providers Association — Application to review and vary Telecom Regulatory Policy 2018-213, Telecom Decision CRTC 2020-41, in which it denied the ITPA’s application. We and the ITPA have independently sought leave to appeal Telecom Decision CRTC 2020-41 to the Federal Court of Appeal. The impact of these CRTC decisions and our application for leave to appeal are not expected to be material.

Review of the price cap and local forbearance regimes

Simultaneously with the release of the Phase-out of the local service subsidy regime decision noted above, the CRTC issued Review of the price cap and local forbearance regimes, Telecom Notice of Consultation CRTC 2018-214. In this proceeding, the CRTC is reviewing, among other things: pricing constraints for residential local exchange services; whether compensation to ILECs is required given that the local service subsidy is being eliminated further to the Phase-out of the local service subsidy regime decision; whether there is still a need for an exogenous factor mechanism in the price cap regimes; and whether changes are necessary to test for local forbearance. On February 4, 2020, the CRTC released Review of the price cap and local forbearance regimes, Telecom Regulatory Policy CRTC 2020-40, in which it affirmed its 2018 determination to phase-out the local service subsidy regime by 2021, and declined to provide compensation in the form of additional pricing flexibility for regulated primary exchange services in high-cost serving areas, including making no changes to the local forbearance regime. The impact of this decision is not material.

5G security review — Public Safety Canada

In September 2018, the federal government announced a review of national cybersecurity requirements for Canada’s 5G networks. When complete, the review is expected to provide policy clarity on what security controls or restrictions the government intends to impose on 5G networks in Canada. The timelines for the conclusion of this review have not been released by the federal government, and the government has not indicated its intentions regarding 5G cybersecurity requirements. Given the range of potential government or regulatory action that may result from this review, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

U.S. security developments

On May 16, 2019, U.S. President Donald Trump signed an executive order permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. Additionally, the Bureau of Industry and Security of the United States Department of Commerce (BIS) amended the U.S. Export Administration Regulations to add Huawei Technologies Co. Ltd. and its non-U.S. affiliates (collectively, Huawei) to the BIS’ Entity List, which resulted in the imposition of additional licence requirements (the Restrictions) on the export, re-export and transfer of goods, services and technology to Huawei by persons subject to the Restrictions. Subsequently, on May 20, 2019, the BIS adopted a final rule creating a 90-day temporary general licence (TGL) partially restoring the BIS’ former licensing requirements for exports, re-exports and transfer to Huawei in connection with certain transactions, including in connection with the continued operation of existing networks and equipment and the provision of support to existing handsets. On August 19, 2019, a final rule extended the TGL’s validity for an additional 90 days to November 18, 2019. On November 18, 2019, a final rule extended the TGL’s validity for a further 90 days to February 16, 2020. On February 18, 2020, a final rule extended the TGL’s validity to April 1, 2020. On March 12, 2020, a further final rule extended the TGL’s validity to May 15, 2020. Given the range of potential government or regulatory actions by the U.S. government with respect to Huawei, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

CRTC proceeding regarding device financing

On August 30, 2019, the CRTC commenced a proceeding to inquire into device financing plans for wireless handsets and asked certain parties, including us, to show cause why their device financing plans are permitted under the Wireless Code. This proceeding follows the introduction of device financing plans by us, Rogers and Bell in July 2019, including, for Rogers and us, plans with terms longer than 24 months. Under these plans, customers who cancel wireless services contracts are required to repay immediately the outstanding financing balance in full. On August 2, 2019, the CRTC issued a letter stating that wireless service providers were to stop offering device financing plans beyond 24 months so it could review the practice. In the proceeding, the CRTC sought comment on the effects on consumers of financing plans beyond 24 months and how the provisions of the Wireless Code apply to device financing. We intervened to inform the CRTC that: device financing is desired by customers; customers benefit from longer financing periods because upfront device costs are lower and the cost of devices can be spread over a longer period, thereby reducing the monthly cost; the objective of the Wireless Code should be to benefit customers; and longer device financing periods further the federal government’s affordability agenda for wireless services. Until the CRTC issues a decision on its intended treatment of financing plans, it is too early to determine the impact of this proceeding on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC is seeking comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, to extend networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. We intend to participate fully in the proceeding. It is too early to determine the impact of the proceeding on us.

Government affordability election commitment

Affordability of wireless services was a campaign topic during the October 2019 federal election. The newly elected Liberal government announced on March 5, 2020 that it expects Bell, Rogers and us to lower wireless prices for plans in the 2 to 6 GB range by 25% by January 2022. Some of these benchmarks have already been met by us in Quebec and with Public Mobile’s 4.5 GB plan, however, we are unable to determine the full impact of this commitment at this time. The announcement or implementation of specific regulations or other actions intended to reduce cell phone plan prices could precipitate a material reduction in operating expenditures and capital expenditures to ameliorate this impact.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted renewals in Broadcasting Decision CRTC 2018-267, which extends the licence terms to August 31, 2023. Our licence to operate a regional broadcasting distribution undertaking in areas of Quebec was renewed on June 28, 2019 in Broadcasting Decision CRTC 2019-230, extending the licence term to August 31, 2024. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20. We have applied to the CRTC for authorization to operate a pay-per-view undertaking, which is currently being reviewed by the CRTC as part of Broadcasting Notice of Consultation CRTC 2020-75.

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider, and which may, or may not, be implemented. Although no immediate changes or legal consequences flow from the release of the report, the Ministers of Canadian Heritage and Innovation, Science and Industry have signaled their intention to act quickly to modernize the communications legislative framework. It is too early to determine if any resulting legislation will have a material impact on us.

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s statutorily mandated five-year review was due in 2017, and a process for conducting the review via parliamentary committee was announced in December 2017. The Standing Committee on Industry, Science and Technology (INDU Committee), with the assistance of the Standing Committee on Canadian Heritage, completed the review early in 2019, and both committees presented reports to the House of Commons in May/June of 2019. Although the INDU Committee had requested that a comprehensive government response be tabled by September 1, 2019, the government did not respond. Following the October 2019 federal election, the timeline for potential changes to the Copyright Act is uncertain. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, any changes to the Copyright Act are not expected to have a negative material impact on us.

Legal challenge to the CRTC’s ability to regulate affiliation agreements

The CRTC’s ability to regulate affiliation agreements between broadcasting distributors and programming services is currently being challenged by vertically integrated broadcasting entities before the Federal Court of Appeal. We were granted leave to intervene in the case and defended the CRTC’s regulatory powers as a cornerstone of its vertical integration framework, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services. The Federal Court of Appeal’s decision is not expected before late 2020, at the earliest. While an adverse decision could weaken our negotiating position vis-a-vis vertically integrated firms that supply “must-have” channels to our broadcasting distribution business, it is too early to determine the impact it would have on our broadcasting distribution activities.

10.       Risks and risk management

Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A. The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2019 annual MD&A and have not materially changed since December 31, 2019, except for the following updates:

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus identified as COVID-19 to be a pandemic. In Canada, throughout March 2020, each province and territory either declared a state of emergency or a public health emergency. The nature of the pandemic and the responses to it and to its impacts by governments and the public sector as well as by the private sector are all continuing to evolve quickly and often unpredictably. Responses to date have included unprecedented restrictions on individuals’ movements and on gatherings of individuals, and restrictions on how or whether businesses and institutions including schools may operate.

Due to the wide range of possible COVID-19 pandemic outcomes and this uncertainty with regard to the duration and impact of both the pandemic and government policies implemented to limit its spread, we cannot accurately forecast the impact of the COVID-19 pandemic on our future operations. However, the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, condition and financial results.

Risks and uncertainties that could affect our business results, as described in our 2019 annual MD&A, as well as the price of our securities and which could be accentuated by the COVID-19  pandemic or by any future pandemic or similar event include, but are not limited to:

a)             The extent and duration of restrictions on movement, business and other activities that are currently imposed by governments and regulatory bodies or other public sector actors or that may be imposed in the future in response to the pandemic, such as the required closing of conventional retail stores and travel bans (see also Section 10.3 of our 2019 annual MD&A regarding regulatory matters);

b)             The impact of the pandemic and the restrictions imposed in response to it on our customers, both directly and indirectly, as a result of the deterioration of global and local economic conditions. This could result in financial hardship for our customers and could accentuate challenges faced by certain customers due to fluctuations in the price of oil, and these factors could affect our customers’ ability to pay for our products and services, or result in a material reduction in the demand for or profitability of the products and services that we offer (such as roaming and mobile data) (see also Section 10.5 of our 2019 annual MD&A regarding technology and Section 10.15 regarding the economy);

c)              Supply chain disruption and lack of resiliency in relation to the pandemic or related restrictions, which could result in supply shortages/price increases and extended lead times across electronic component and other product manufacturing segments, affecting our ability to maintain or upgrade our network and delaying the introduction of new products such as mobile phones (see also Section 10.6 of our 2019 annual MD&A regarding suppliers);

d)             The impact on the health and well-being of our team, due to illness or due to changing responsibilities in their lives outside work (see also Section 10.11 of our 2019 annual MD&A regarding our team);

e)              Increased capital expenditures required to maintain our leading network and adjust in short timeframes to changes in our customers’ usage as well as increase expenses to meet the significantly increased demand for our virtual care solutions, such as Babylon by TELUS Health and Akira by TELUS Health, and impacts on the availability of capital and the cost of such capital in uncertain global markets (see also Section 10.13 of our 2019 annual MD&A regarding financing).

Mitigation: See Section 1.2 for a description of the operational measures currently undertaken or planned to address risks to our business relating to the COVID-19 pandemic. Although we believe these measures to mitigate these risks are reasonable, there can be no assurance that they will effectively or fully address the risks described.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: Commencing in 2020, this is a historical measure calculated as the sum of the last four quarterly dividends declared, as reported in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

12-month periods ended March 31 ($ millions, except ratio)	2020	2019
Sum of the last four quarterly dividends declared	1,400	1,283
Sum of the last four quarterly amount of dividends declared reinvested in Common Shares	(399)	(89)
Numerator — Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,001	1,194
Denominator — Free cash flow	1,324	917
Ratio (%)	76	130

Calculation of ratio of dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)

Determined using most comparable IFRS-IASB measures

12-month periods ended March 31 ($ millions, except ratio)	2020	2019
Numerator — Sum of the last four quarterly dividends declared per Common Share	1,400	1,283
Cash provided by operating activities	4,314	4,010
Less:
Capital expenditures (excluding spectrum licences)	(2,925)	(2,910)
Denominator — Cash provided by operating activities less capital expenditures (excluding spectrum licences)	1,389	1,100
Ratio (%)	101	117

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended March 31 ($ millions, except ratio)	2020	2019
Net income attributable to Common Shares	1,668	1,618
Income taxes (attributable to Common Shares)	433	546
Borrowing costs (attributable to Common Shares)[1]	740	653
Numerator	2,841	2,817
Denominator — Borrowing costs	740	653
Ratio (times)	3.8	4.3

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

Three-month periods ended March 31 ($ millions)	2020	2019
Net income	353	437
Financing costs	192	168
Income taxes	139	157
Depreciation	523	470
Amortization of intangible assets	202	147
EBITDA	1,409	1,379
Add restructuring and other costs included in EBITDA	60	36
EBITDA — excluding restructuring and other costs	1,469	1,415
Add non-recurring losses and equity losses related to real estate joint ventures	6	—
Adjusted EBITDA	1,475	1,415

Calculation of Adjusted EBITDA margin

Three-month periods ended March 31 ($ millions, except margin)	2020	2019
Numerator — Adjusted EBITDA	1,475	1,415
Adjusted Operating revenues:
Operating revenues	3,694	3,506
Non-recurring losses and equity losses related to real estate joint ventures	6	—
Denominator — Adjusted Operating revenues	3,700	3,506
Adjusted EBITDA margin (%)	39.9	40.4

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2020	2019
EBITDA	1,409	1,379
Deduct non-cash gains from the sale of property, plant and equipment	(3)	(5)
Restructuring and other costs, net of disbursements	12	(33)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	112	38
Effects of lease principal (IFRS 16 impact)	(84)	(88)
Leases formerly accounted for as finance leases (IFRS 16 impact)	27	13
Items from the Consolidated statements of cash flows:
Share-based compensation, net	23	19
Net employee defined benefit plans expense	27	20
Employer contributions to employee defined benefit plans	(15)	(16)
Interest paid	(177)	(179)
Interest received	3	2
Capital expenditures (excluding spectrum licences)[1]	(665)	(646)
Free cash flow before income taxes	669	504
Income taxes paid, net of refunds	(124)	(351)
Free cash flow	545	153

(1)         Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2020	2019
Free cash flow	545	153
Add (deduct):
Capital expenditures (excluding spectrum licences)	665	646
Adjustments to reconcile to Cash provided by operating activities	(33)	(9)
Cash provided by operating activities	1,177	790

Free cash flow calculation

12-month periods ended March 31 ($ millions)	2020	2019
EBITDA	5,584	5,214
Deduct non-cash gains from the sale of property, plant and equipment	(19)	(46)
Restructuring and other costs, net of disbursements	9	49
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(44)	(183)
Effects of lease principal (IFRS 16 impact)	(329)	(88)
Leases formerly accounted for as finance leases (IFRS 16 impact)	122	13
Deduct non-recurring gains and equity income related to real estate joint ventures	—	(171)
Donation to TELUS Friendly Future Foundation in TELUS Common Shares	—	100
Items from the Consolidated statements of cash flows:
Share-based compensation, net	2	17
Net employee defined benefit plans expense	85	90
Employer contributions to employee defined benefit plans	(40)	(48)
Interest paid	(712)	(637)
Interest received	8	9
Capital expenditures (excluding spectrum licences)[1]	(2,925)	(2,910)
Free cash flow before income taxes	1,741	1,409
Income taxes paid, net of refunds	(417)	(492)
Free cash flow	1,324	917

(1)         Refer to Note 31 of the interim consolidated financial statements for further information.

Free cash flow reconciliation with Cash provided by operating activities

12-month periods ended March 31 ($ millions)	2020	2019
Free cash flow	1,324	917
Add:
Capital expenditures (excluding spectrum licences)	2,925	2,910
Adjustments to reconcile to Cash provided by operating activities	65	183
Cash provided by operating activities	4,314	4,010

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at March 31 ($ millions)	2020	2019
Long-term debt including current maturities	19,108	15,775
Debt issuance costs netted against long-term debt	93	90
Derivative (assets) liabilities, net	(655)	41
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	395	(86)
Cash and temporary investments, net	(1,058)	(588)
Short-term borrowings	100	500
Net debt	17,983	15,732

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $783 million in the 12-month period ended March 31, 2020, and $660 million in the 12-month period ended March 31, 2019.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs in respect of losses or settlements, adverse retrospective regulatory decisions and incremental atypical costs incurred due to the COVID-19 pandemic.

Components of restructuring and other costs

Three-month periods ended March 31 ($ millions)	2020	2019
Goods and services purchased	50	18
Employee benefits expense	10	18
Restructuring and other costs included in EBITDA	60	36

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Mobile phone average billing per subscriber per month (ABPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Mobile connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides internet connectivity.

Residential voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV and Pik TV®).